Public Limited Company with board of directors (SA à conseil d'administration)

Capital of 734 283,10 €

Headquarter : 14 avenue de l'Opéra – 75001 PARIS

RCS Paris 492 002 225

TRANSLATED EXCERPTS FROM THE COMPANY'S 2025 ANNUAL FINANCIAL REPORT

INCLUDING MANAGEMENT REPORT

YEAR ENDED ON DECEMBER 31ST, 2025

Table des matières

1. STATEMENT BY THE PERSON RESPONSIBLE FOR THE 2025 ANNUAL FINANCIAL REPORT 4

2. MANAGEMENT REPORT 5

2.1. Activité et faits marquants de la Société au cours de l'exercice 5

2.2 Financial Position and Results of Operations 7

2.3 Risk management.......... 10

2.4 Subsequent Events and Outlook 10

2.5 Information on Share Capital... 12

2.6 Corporate governance 15

2.7 Presentation of Statutory Financial statements 18

2.8 Other information................. 19

Appendix 1 – Risks and Uncertainties Facing the Company 21

Appendix 2 – Summary of Financial Results for the Last Five Fiscal Years 29

Appendix 3 – Delegations of Authority or Powers Relating to Capital Increases 30

3. ANNUAL FINANCIAL STATEMENTS OF BIOPHYTIS SA FOR THE YEAR ENDED DECEMBER 31, 2025 35

Balance sheet – Assets 35

Balance sheet – Liabilities 36

Profit & Loss account 37

Notes to the Annual Financial Statements 38

Note 1 : Description of the Business and Significant Events 38

Note 2 : Accounting Principles, Rules and Methods 42

Note 3 : Intangible, Tangible and Financial Assets 52

Note 4 : Other Receivables and Prepaid expenses 53

Note 5 : Cash and Cash equivalents 54

Note 6 : Prepaid Expenses and Prepaid revenues 54

Note 7 : Equity 54

Note 8 : Share subscription warrants (BSA), Business creator shares subscription warrants (BSPCE) and Bonus share allocations (AGA).. 56

Note 9 : Repayable advances 58

Note 10 : Provisions for risks and charges 59

Note 11 : Borrowings and Financial Liabilities 59

Note 12 : Maturities of Financial Liabilities at Closing.. 62

Note 13 : Details of Accrued Liabilities 63

Note 14 : Operating income and expenses.. 64

Note 15 : Financial income and expenses 64

Note 16 : Non-recurring gain or loss 65

Note 17 : Income Tax 65
Note 18 : Related parties 66
Note 19 : Off-Balance Sheet Commitments 67
Note 20 : Headcount 69
Note 21 : List of Subsidiaries and Investments 69
Note 22 : Audit fees 70
4. Audit of Financial Information *71*
Auditors' report on the annual financial statements for the year ended December 31 2025.............. 71

1. STATEMENT BY THE PERSON RESPONSIBLE FOR THE 2025 ANNUAL FINANCIAL REPORT

Paris, July 29, 2026

"I hereby certify that, to the best of my knowledge, the financial statements for the past financial year have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, financial position and results of the Group, and that the management report included in this report provides a true and fair view of the development of the business during the past financial year, the results and financial position of the Company and the Group, as well as a description of the principal risks and uncertainties faced by the Company."

Mr. Stanislas Veillet

Chairman and Chief Executive Officer of Biophytis SA

2. MANAGEMENT REPORT

This Management Report has been prepared in accordance with Articles L.225-100 and L.232-1 of the French Commercial Code and is made available to the Company's shareholders. Its purpose is, in particular, to present the development of the financial position and business activities of Biophytis (hereinafter the "Company").

In accordance with Article L.225-37, paragraph 6, of the French Commercial Code, the Corporate Governance Report forms an integral part of this Management Report.

2.1. Activité et faits marquants de la Société au cours de l’exercice

2.1.1 A Year Focused on the Execution of the Company's Development Strategy

The financial year ended 31 December 2025 was characterised by the continued execution of BIOPHYTIS' strategy to advance the development of BIO101 across multiple high-potential therapeutic indications, while strengthening the Company's financing capabilities and pursuing its international expansion strategy through strategic industrial partnerships.

Against a particularly challenging environment for biotechnology companies, marked by continued selective access to capital markets and intense competition for funding clinical development programmes, the Board of Directors maintained a disciplined approach to financial management. This strategy focused on prioritising investments, maintaining strict control over operating expenses and securing financing solutions to ensure the continued advancement of the Company's strategic development programmes.

During the year, the Company concentrated its resources on activities expected to generate medium- and long-term shareholder value, including the continued clinical development of BIO101, the expansion of its positioning in obesity, preparation for upcoming regulatory milestones, the development of international partnerships and the diversification of its financing sources.

Accordingly, 2025 was marked by a number of significant scientific, regulatory, financial and strategic achievements which, taken together, illustrate BIOPHYTIS' determination to continue its transformation from a research-focused biotechnology company into an international clinical-stage biopharmaceutical company supported by an expanding network of industrial partners.

2.1.2 Clinical Development: Strengthening and Expanding the Potential of BIO101

During the financial year, BIOPHYTIS continued the clinical development of BIO101 across several priority therapeutic indications, in line with its strategy of maximising the value creation potential of its lead product candidate.

During the first half of the year, the Company confirmed the launch of the OBA clinical programme, a Phase 2 study designed to evaluate BIO101 for the prevention of muscle loss associated with GLP-1 receptor agonist therapies in patients with obesity. This decision followed the Investigational New Drug ("IND") clearance granted by the U.S. Food and Drug Administration ("FDA") in July 2024 and the encouraging preclinical data presented at the International Conference on Frailty and Sarcopenia Research (ICFSR).

The expansion into this new indication represents a significant milestone in BIO101's development strategy. The rapid adoption of GLP-1 receptor agonists has highlighted a growing unmet medical need relating to the preservation of muscle mass and muscle function in patients undergoing obesity treatment. By positioning BIO101 to address this challenge, the Company aims to develop a complementary therapeutic approach capable of enhancing the value of its clinical portfolio while broadening the commercial and development opportunities for its lead product candidate.

During the second half of the year, BIOPHYTIS achieved a major regulatory milestone following the receipt of a favourable opinion from the European Medicines Agency (EMA) on Part I of its Clinical Trial Application, followed by the joint authorisation from the EMA and the Belgian competent authorities to initiate the Phase 3 SARA clinical trial in sarcopenia.

In parallel, the Company continued preparations for the international deployment of both the OBA and SARA clinical programmes, with the objective of conducting these studies across Europe, Brazil and Asia.

The Board of Directors believes that these achievements further strengthen the scientific and regulatory credibility of the BIO101 development programme and represent important milestones towards the establishment of future strategic partnerships.

2.1.3 Partnership Strategy Supporting International Expansion

The ability to establish strategic industrial and commercial partnerships remains a key component of BIOPHYTIS' business model.

Against this backdrop, the Company continued to pursue an active international development strategy throughout 2025, with a particular focus on Asian markets, with the objective of accelerating both the clinical development and the commercial value creation potential of BIO101.

In January, BIOPHYTIS entered into exclusive negotiations with a leading Chinese pharmaceutical company regarding a potential licensing agreement covering BIO101 across several therapeutic indications. Shortly thereafter, the Company entered into a co-development agreement with AskHelpU, China's leading patient association for Amyotrophic Lateral Sclerosis (ALS), to support the clinical development of BIO101 in the Chinese market.

This strategy continued throughout the year through preparations for an enhanced Asian cooperation framework, culminating in the execution, during the autumn, of a Memorandum of Understanding with a consortium of Asian investors for the establishment of a joint venture in Hong Kong. The joint venture is intended to accelerate both the clinical development and future commercialisation of BIO101 across Asian markets.

Beyond their commercial dimension, these initiatives are also intended to share development costs, diversify the Company's financing sources and establish the foundations for future commercialisation across multiple territories.

The Board of Directors considers its partnership strategy to be a major driver of long-term value creation and a central pillar of BIOPHYTIS' international development strategy.

2.1.4 Financing Strategy Supporting Corporate Development

The financing environment for biotechnology companies remained particularly selective throughout 2025. Against this backdrop, BIOPHYTIS continued to actively manage its financial resources in order to preserve its ability to finance its priority development programmes.

In March 2025, the Company successfully completed a €2.6 million gross private placement, primarily intended to finance the OBA obesity programme. During the second half of the year, BIOPHYTIS also secured a non-dilutive bond financing facility of up to €1.0 million with Hexagon Capital Fund, further strengthening the Company's financial flexibility.

Alongside these transactions, the Company continued to evaluate complementary financing alternatives combining capital market transactions, strategic partnerships and non-dilutive financing solutions, with the objective of supporting the continued development of BIO101 while maintaining an appropriate balance between funding requirements and the interests of existing shareholders.

The impact of these financing transactions on BIOPHYTIS' financial position is discussed in Section 4 of this Management Report, which provides an analysis of the Company's financial statements and financial position.

2.1.5 Research and Innovation

Throughout the year, BIOPHYTIS continued its scientific and innovation initiatives aimed at strengthening the foundations of its research programme.

In particular, the results of the SARA-INT clinical study were published in the *Journal of Cachexia, Sarcopenia and Muscle*, one of the leading peer-reviewed scientific journals in this field, further reinforcing the scientific recognition of the Company's research activities.

BIOPHYTIS also entered into a strategic partnership with Lynx Analytics to integrate artificial intelligence technologies into its research activities. This collaboration is intended to accelerate the identification of new therapeutic targets and drug candidates in sarcopenia and other age-related diseases, while enhancing the Company's scientific data analysis capabilities.

These initiatives reflect BIOPHYTIS' commitment to combining scientific excellence, technological innovation and strategic partnerships in order to support sustainable long-term value creation.

2.2 Financial Position and Results of Operations

2.2.1 Financial Position

Financing Strategy

Against a market environment that remained particularly challenging for biotechnology companies, BIOPHYTIS continued to pursue a disciplined financing strategy throughout 2025, aimed at supporting the advancement of its clinical development programmes while further diversifying its sources of funding.

During the first quarter of 2025, the Company successfully completed a private placement raising approximately €2.6 million in gross proceeds from institutional investors. The transaction was primarily intended to finance the launch of the OBA101 clinical programme in obesity, support ongoing research and development activities and provide additional working capital for general corporate purposes. Settlement of the transaction took place on 26 March 2025.

The Company also continued the active management of its financing arrangements. In this context, on 5 August 2025, BIOPHYTIS announced the establishment of a non-dilutive bond financing facility of up to €1.0 million with Hexagon Capital Fund, including an initial drawdown of €100 thousand. Structured through the issuance of straight bonds, the facility is primarily intended to support the continued clinical development of the OBA101 programme while extending the Company's financing visibility through the first quarter of 2026.

Beyond these transactions, BIOPHYTIS continued to implement a diversified financing strategy combining equity financing, debt financing, strategic partnerships and potential non-dilutive funding opportunities. This approach is designed to support the continued development of BIO101 while maintaining an appropriate balance between the Company's financing requirements and the interests of its shareholders.

The financing transactions completed during the year enabled the Company to continue advancing its priority programmes, particularly in obesity and sarcopenia, while supporting the execution of its international development strategy.

Cash Position

As of 31 December 2025, cash and cash equivalents amounted to €189 thousand, compared with €73 thousand as of 31 December 2024.

The increase in the Company's cash position primarily reflects:

- financing secured during the financial year; and
- a significant reduction in research and development expenditure relating to its clinical programmes.

The Company's liquidity position is monitored on an ongoing basis by the Board of Directors, which regularly reviews cash flow forecasts and medium-term financing requirements in order to adapt the Company's financing strategy as appropriate.

Going Concern

On 24 July 2026, the Board of Directors approved the annual financial statements for the year ended 31 December 2025 on a going concern basis.

As a clinical-stage biotechnology company, BIOPHYTIS does not currently generate recurring revenues from product sales and therefore remains dependent on external sources of financing to fund its research and development activities and meet its operating cash requirements.

During 2025, the Company continued to implement disciplined cash management measures while strengthening its financial resources through a number of financing initiatives. BIOPHYTIS also continued to pursue additional funding opportunities, including capital markets transactions, strategic partnerships, licensing agreements and other financing solutions considered appropriate to support its long-term development.

In assessing the appropriateness of the going concern assumption, the Board of Directors reviewed the Company's cash flow forecasts, financing secured as of the date of approval of the financial statements, financing initiatives currently under negotiation and the various measures available to address the Company's expected funding requirements over the next twelve months.

Based on this assessment, the annual financial statements have been prepared on a going concern basis. However, the underlying assumptions remain dependent, in particular, upon the Company's ability to continue executing its financing strategy and to secure the additional financial resources required to support its operations.

Accordingly, the Board of Directors cannot provide assurance that such financing will be obtained within the anticipated timeframe or on acceptable terms, nor that the Company will have sufficient financial resources over the longer term to continue its operations.

The assumptions underlying the going concern assessment, together with the principal uncertainties associated with those assumptions, are described in Note 2 to the annual financial statements.

2.2.2. Results of Operations

Overview

The statutory financial statements for the year ended 31 December 2025 primarily reflect BIOPHYTIS' activities as a clinical-stage biotechnology company focused on research and development.

Consistent with its business model, the Company's value creation strategy is driven principally by the advancement of its development programmes and the enhancement of its intellectual property portfolio rather than by the commercialisation of products. Accordingly, BIOPHYTIS generated no revenue during the financial year.

Operating expenses continue to consist primarily of research and development costs, intellectual property expenses, clinical trial costs, scientific and regulatory consulting fees and the general and administrative expenses required to support the Company's operations.

Throughout the year, the Board of Directors maintained a disciplined cost management policy designed to concentrate available resources on the Company's highest-priority programmes. Investment decisions were made based on their contribution to the clinical development of BIO101 and their ability to support future regulatory milestones and strategic partnerships.

The principal components of the Company's results of operations are discussed below.

Operating Income

Operating income amounted to €12 thousand, compared with €623 thousand in the previous financial year.

The decrease primarily reflects the receipt of public grants in 2024 that did not recur during 2025.

Operating Expenses

Operating expenses amounted to €8.4 million, representing a 17.4% decrease compared with the previous financial year (€10.2 million).

This reduction reflects the cash preservation measures implemented by the Company, including the slowing or temporary suspension of certain research and development programmes, while preserving the capabilities required to advance its strategic priorities.

Operating expenses primarily comprised:

- research and development activities;
- costs associated with clinical trial preparation and regulatory activities;
- expenses relating to the protection and maintenance of the Company's intellectual property portfolio; and
- general corporate expenses required to support the Company's operations.

Overall, BIOPHYTIS continued to implement a disciplined cost reduction programme designed to preserve available financial resources while prioritising investment in activities offering the greatest long-term value creation potential.

Operating Loss

Operating loss amounted to €8.4 million.

Net Finance Expense

Net finance expense amounted to €352 thousand.

The financial result improved significantly compared with the previous year, with the net finance loss decreasing from €0.9 million to €0.4 million. This improvement primarily reflects lower finance costs, including reduced interest expense and related charges, as well as lower impairment losses and provisions.

In a financing environment that remained particularly constrained, this improvement illustrates the effectiveness of the financial management measures implemented by the Company, including the financial restructuring undertaken during the first quarter of 2025. These measures contributed to reducing the overall cost of financing while preserving the financial flexibility required to support the continued development of the Company's research programmes.

Net Loss

Net loss for the year amounted to €8.2 million, compared with €9.4 million in the previous financial year.

The €1.2 million improvement primarily reflects the operational measures implemented by the Company to align its cost base with its cash preservation objectives. These measures included enhanced cost discipline, adjustments to operational resources and the slowing or temporary suspension of certain research and development programmes.

As a consequence, expenditure eligible for the French Research Tax Credit (*Crédit d'Impôt Recherche*) also declined during the year, reflecting the Company's continued focus on preserving liquidity in a challenging financing environment.

This performance should be considered in light of BIOPHYTIS' stage of development. As is typical for clinical-stage biotechnology companies, the Company's primary objective remains the creation of long-term shareholder value through continued investment in the development of its product candidates ahead of the generation of recurring commercial revenues.

2.3 Risk management

The Board of Directors regularly reviews the principal risks to which the Company is exposed. Given the nature of its research and development activities, its stage of development and its business model, BIOPHYTIS faces risks that are inherent to the biotechnology sector and that may affect the achievement of its strategic objectives and its financial position.

The Company's risk management framework is based on the ongoing identification of material risks, the assessment of their potential impact and the implementation, where appropriate, of measures designed to mitigate their consequences. Risk management is fully integrated into the Board's oversight responsibilities and supports key decision-making relating to the Company's clinical development programmes, financial resource management and strategic partnership initiatives.

The principal risks and uncertainties facing the Company are described in **Appendix 1** to this Management Report.

2.4 Subsequent Events and Outlook

Establishment of an Asian Joint Venture and US$20 Million Financing Commitment

On 28 January 2026, BIOPHYTIS announced the signing of a Memorandum of Understanding providing for the establishment of a joint venture in Hong Kong dedicated to the development of BIO101 for sarcopenia across Asian markets. On 9 June 2026, the Company confirmed the incorporation of the joint venture under the name Biophytis Biopharmaceutical Group Limited.

Pursuant to the agreements entered into by the parties, a consortium of Asian investors has expressed its intention to provide financing of up to US$20 million, subject to the satisfaction of the agreed conditions precedent and according to a phased funding schedule.

The planned financing is intended primarily to support the first Phase 3 clinical trial in Asia and will be provided directly to the joint venture. Accordingly, these funds will not constitute financial resources available to BIOPHYTIS S.A.

The initial contribution of €3 million is expected to be made upon completion of the transaction, currently anticipated during the third quarter of 2026, in consideration for the contribution of certain patents and intellectual property rights to the joint venture.

Amendment to the Hexagon Capital Fund Bond Financing Facility

On 27 February 2026, BIOPHYTIS increased the maximum amount available under its bond financing facility with Hexagon Capital Fund from €1.0 million to €2.0 million and extended the subscription period until 31 December 2027. As of that date, the Company retained a remaining drawing capacity of €1.35 million, following aggregate drawdowns of €650 thousand.

The bonds bear interest at an annual rate of 12% and are repayable in cash over a twenty-four-month period. In the event of default, the outstanding bonds may be converted into ordinary shares at a fixed conversion price of €0.05654 per share, representing a conversion premium of 110%.

On 22 May 2026, the Company entered into an amendment to its financing agreement with Hexagon Capital Fund, the principal terms of which were publicly disclosed on 27 May 2026. The amendment introduced a revolving drawdown facility, maintained the overall financing capacity at €2.0 million and reduced the interest rate applicable to future bond issuances.

Equity Financing and Debt Repayment

In March 2026, BIOPHYTIS completed a capital increase raising gross proceeds of approximately €2.015 million through the issuance of new ordinary shares accompanied by share subscription warrants, with the waiver of the existing shareholders' preferential subscription rights.

The proceeds of the transaction enabled the Company to fully repay its outstanding variable-price convertible debt, thereby strengthening its balance sheet and significantly reducing its indebtedness.

The participation of new institutional investors also reinforced confidence in BIOPHYTIS' long-term growth strategy while providing the Company with enhanced financial flexibility to continue the execution of its clinical development programmes.

Participation in Scientific and Technology Conferences

During the first half of 2026, BIOPHYTIS continued to strengthen its scientific and technological profile through participation in several leading international conferences.

The Company participated in NVIDIA GTC, held from 16 to 19 March 2026, one of the world's leading conferences dedicated to artificial intelligence and accelerated computing technologies. BIOPHYTIS also participated in the Intrinsic Capacity, Frailty and Sarcopenia Research Conference (ICFSR) held in Washington, D.C., from 10 to 12 March 2026, where it presented the latest developments in its obesity and sarcopenia programmes.

In May 2026, the Company also participated in the inaugural Longevity Summit, held in Paris under the High Patronage of the President of the French Republic, which brought together leading experts to discuss advances in longevity research and technologies addressing healthy ageing.

Expansion of Artificial Intelligence Activities

In March 2026, BIOPHYTIS announced the expansion of its strategic alliance with LynxKite to accelerate the development of artificial intelligence solutions dedicated to drug discovery in the field of longevity.

The collaboration is intended to support the development of next-generation computational platforms and the identification of novel therapeutic candidates targeting sarcopenia and age-related macular degeneration, while further strengthening BIOPHYTIS' capabilities in AI-driven drug discovery.

Clinical and Regulatory Progress

During the first half of 2026, BIOPHYTIS confirmed the initiation of the Phase 2 OBA clinical trial in obesity, designed to evaluate the efficacy and safety of BIO101 in reducing muscle strength loss in obese patients receiving GLP-1 receptor agonist therapies.

The Company also achieved significant regulatory milestones through the receipt of key authorisations from both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) supporting the advancement of its clinical development programmes in obesity and sarcopenia.

Outlook and Strategic Priorities for 2026

The strategic priorities established by the Board of Directors continue to guide BIOPHYTIS' development in 2026. Building on the progress achieved during 2025 and the significant milestones reached since the

financial year-end, the Company intends to maintain its disciplined execution of a strategy focused on advancing the clinical development of BIO101, expanding its international footprint and strengthening its long-term value creation potential.

During 2026, BIOPHYTIS intends to focus its efforts on four strategic priorities.

First, the Company plans to initiate the Phase 3 SARA clinical trial evaluating BIO101 in sarcopenia across Europe, the United States and Asia, subject to the receipt of the remaining regulatory approvals and the fulfilment of the conditions associated with the relevant financing arrangements.

Second, BIOPHYTIS expects to advance the Phase 2 OBA clinical programme in obesity, designed to evaluate BIO101 in combination with GLP-1 receptor agonists with the objective of preserving muscle function and addressing the growing unmet medical need associated with obesity therapies.

Third, the Company intends to continue expanding its longevity platform and its artificial intelligence-enabled drug discovery capabilities, particularly through the further development of its strategic collaboration with LynxKite. This initiative is expected to strengthen BIOPHYTIS' research platform by accelerating the identification of novel therapeutic candidates and broadening its long-term pipeline in age-related diseases.

Finally, BIOPHYTIS intends to complete the operational deployment of its Asian joint venture, which is expected to play a central role in supporting the clinical development and, where appropriate, the future commercialisation of BIO101 across key Asian markets.

Alongside these strategic priorities, the Company will continue to pursue a disciplined financial management policy. In a financing environment that remains challenging for the biotechnology sector, BIOPHYTIS will maintain a strong focus on cost discipline and the selective allocation of financial resources in order to preserve liquidity while maximising the value of its strategic assets.

At the same time, the Company intends to further expand its international development strategy by strengthening the strategic partnerships established during the previous financial year and pursuing additional collaboration opportunities capable of accelerating the clinical development and commercial potential of its product portfolio.

The operational and strategic achievements delivered during 2025, together with the milestones reached since the financial year-end, have further strengthened BIOPHYTIS' development prospects. Nevertheless, the successful execution of the Company's strategy remains dependent upon continued progress in its clinical development programmes, the receipt of the anticipated regulatory approvals and the Company's ability to secure the financing required to support the implementation of its development plan.

Accordingly, BIOPHYTIS will continue to manage its financial resources prudently throughout 2026 while remaining well positioned to capitalise on opportunities that may arise through strategic partnerships, financing transactions or the continued enhancement of its development portfolio.

The Board of Directors remains confident in the scientific rationale underpinning BIOPHYTIS' development strategy and in the potential of BIO101 to address significant unmet medical needs across multiple therapeutic indications. The strategic decisions taken during 2025, together with the initiatives implemented since the beginning of 2026, reinforce the Company's conviction that it is well positioned to execute its long-term development strategy and create sustainable value for its shareholders.

2.5 Information on Share Capital

2.5.1. Share Capital and Shareholding Structure

As of 31 December 2025, the Company's share capital amounted to €84,242.70, divided into 42,121,348 ordinary shares, each with a nominal value of €0.002.

In accordance with Article L.233-13 of the French Commercial Code, the table below identifies the individuals and legal entities that, directly or indirectly, held more than 5%, 10%, 15%, 20%, 25%, one-third,

50%, two-thirds, 90% or 95% of the Company's share capital or voting rights as of 31 December 2025. It also indicates the interests held by the Company's executive corporate officers.

Shareholders	Number of Shares	% of Share Capital and Voting Rights	Number of Shares and Instruments Giving Access to Share Capital (1)	% of Share Capital and Voting Rights (Fully Diluted)
Stanislas Veillet (Chairman & CEO)	1,114,536	2.65%	1,116,103	1.96%
Biophytis Board Members, Management & Staff	365,822	0.87%	373,911	0.66%
Treasury Shares	31,605	0.08%	31,605	0.06%
Free Float	40,609,385	96.41%	55,475,312	97.33%
TOTAL	**42,121,348**	**100%**	**12,738,988**	**100%**

(1) During May 2024, the Company completed a share consolidation at a ratio of one (1) new ordinary share for every four hundred (400) existing ordinary shares, resulting in a corresponding reduction in the number of shares outstanding.

2.5.2 Employee Share Ownership

Pursuant to Article L.225-102 of the French Commercial Code, the Board of Directors informs shareholders that, as of 31 December 2025, neither employees nor executive corporate officers held any interest in the Company's share capital through a collective employee share ownership scheme.

In accordance with Article L.225-197-1 of the French Commercial Code, and to the best of the Company's knowledge, employees directly held 365,822 ordinary shares as of 31 December 2025, representing approximately 0.9% of the Company's share capital.

2.5.3 Share Repurchase Programme

Objectives of the Share Repurchase Programme

In accordance with Articles L.225-209 et seq. of the French Commercial Code, shareholders authorised the Company to repurchase up to 10% of its issued share capital.

This authorisation was initially granted by the Combined General Meeting of Shareholders held on 21 June 2022 (Eighteenth Resolution) for a period of eighteen months and subsequently renewed by the Combined General Meeting held on 17 April 2023 (Eleventh Resolution) for an identical period and on substantially the same terms.

During the financial year ended 31 December 2025, the Board of Directors successively implemented the programme authorised by the General Meeting of 21 June 2022 and, from 18 April 2023, the programme approved by the General Meeting of 17 April 2023, which remained unchanged in substance.

The share repurchase programme may be implemented, in order of priority, for the following purposes:

- supporting the liquidity of the Company's shares and ensuring an orderly market through a liquidity agreement entered into with an independent investment services provider, in accordance with applicable laws and regulations, including AMF Position-Recommendation No. 2017-04 and the AMAFI Code of Conduct recognised by the French Financial Markets Authority (Autorité des marchés financiers);

- delivering shares upon the exercise of rights attached to securities giving access to the Company's share capital, whether immediately or in the future, and carrying out any related hedging transactions in accordance with applicable market regulations;

- retaining shares for subsequent use as consideration or exchange in connection with mergers, acquisitions, demergers, contributions of assets or other external growth transactions, in accordance with accepted market practice;
- fulfilling obligations arising under employee incentive schemes, including share option plans, free share award plans, employee savings plans and any other employee share ownership arrangements implemented in accordance with applicable French laws and regulations;
- cancelling repurchased shares and reducing the Company's share capital accordingly, subject to the approval of the relevant shareholders' resolution; and
- implementing any other market practice that may subsequently be authorised by applicable law or recognised by the French Financial Markets Authority.

Implementation of the Share Repurchase Programme

Pursuant to Article L.225-211 of the French Commercial Code, the Board of Directors reports below on the implementation of the share repurchase programme during the financial year.

Throughout 2025, the programme was used exclusively within the framework of a liquidity agreement designed to promote an orderly market and enhance the liquidity of the Company's shares through an independent investment services provider.

In accordance with the applicable regulations, including Commission Regulation (EC) No. 2273/2003 of 22 December 2003, the Company entered into a liquidity agreement with Invest Securities on 10 July 2020, in compliance with the AMAFI Code of Conduct recognised by the French Financial Markets Authority. The agreement is automatically renewed for successive twelve-month periods. Annual fees payable under the agreement amount to €10,000.

As of 31 December 2025, the liquidity account included:

- 31,605 treasury shares, representing 0.08% of the Company's share capital, with a nominal value of €2,637 and an acquisition cost of €10,020; and
- €3,562.62 in cash.

During 2025, the following transactions were executed under the liquidity agreement:

Transactions	Number of shares	Amount (€)	Number of trades
Purchases – First Half	123,806	34,440.71	105
Sales – First Half	121,102	35,128.67	106
Purchases – Second Half	142,095	20,545.12	106
Sales – Second Half	139,320	21,038.05	114

In accordance with Article 2 of AMF Decision No. 2018-01, the semi-annual and annual reports relating to the liquidity agreement are available on the Company's website.

As of 31 December 2025, the Company held 31,605 treasury shares.

Sales of treasury shares executed under the liquidity agreement generated a net capital gain of €1 thousand during the financial year ended 31 December 2025.

2.5.4 Adjustments Following the Issuance of Securities Giving Access to Share Capital

None.

2.5.5 Cross-Shareholdings

None.

2.5.6 Transactions in the Company's Securities by Corporate Officers and Persons Referred to in Article L.621-18-2 of the French Monetary and Financial Code

None.

2.5.7 Share Consolidation

None.

2.6 Corporate governance

2.6.1. Board of Directors

Composition of the Board

In accordance with applicable laws, regulations and the Company's Articles of Association, the Board of Directors must comprise no fewer than three and no more than eighteen members, each appointed by the General Meeting of Shareholders for a term of three years.

The Board of Directors determines the manner in which the Company's executive management is organised. Executive management may either be exercised by the Chairman of the Board acting as Chairman and Chief Executive Officer, or entrusted to another individual appointed by the Board as Chief Executive Officer.

BIOPHYTIS has elected to combine the roles of Chairman of the Board and Chief Executive Officer.

As of the date of this Management Report, the Board of Directors comprises four members, including two independent directors.

First Name, Last Name, Title	Independent Director	First Appointment	Term Expiry	Audit Committee	Compensation Committee
M. Stanislas VEILLET, Chairman & CEO	No	05/22/2015	2026		
M. Claude ALLARY, Director	Yes	07/07/2021	2026	Member	
Ms. Nadine COULM, Director	Yes	05/22/2015	2026	Chair	Member
M. Jean MARIANI, Director	No	10/29/2019	2026		Chair

Role and Responsibilities of the Board of Directors

The Board of Directors is responsible for determining the Company's strategic, operational and financial direction and overseeing the implementation of its strategy.

Subject to the powers expressly reserved by law or delegated to the General Meeting of Shareholders, and within the limits of the Company's corporate purpose, the Board considers all matters relating to the proper conduct of the Company's business and deliberates on all significant strategic decisions proposed by executive management.

The Board operates in accordance with Internal Rules of Procedure, which are available to shareholders at the Company's registered office and on the Company's website.

These Internal Rules define the responsibilities of the Board and its committees, establish their operating procedures and set out the practical implementation of the legal and statutory provisions governing corporate governance.

They also specify the rights and obligations of directors, particularly with respect to the prevention of conflicts of interest, multiple directorships, the confidentiality of Board deliberations and the level of diligence expected in the performance of their duties.

Finally, the Internal Rules include provisions governing transactions in BIOPHYTIS securities, in accordance with the recommendations issued by the Autorité des marchés financiers (AMF).

To enable the Board to discharge its responsibilities effectively, the Internal Rules provide in particular that:

- the Chairman and Chief Executive Officer, together with the chair of each Board committee, are responsible for ensuring that directors receive all information necessary for the performance of their duties;
- Board and committee meetings are preceded, within an appropriate timeframe, by the circulation of agenda materials and supporting documentation relating to matters requiring detailed review;
- the Board is kept regularly informed of significant developments affecting the Company's business and operations; and
- videoconference and teleconference facilities may be used for Board and committee meetings whenever permitted by applicable law, thereby facilitating decision-making and ensuring operational flexibility.

2.6.2. Directorships and Other Appointments

Changes in the Composition of the Board

At the Annual General Meeting held on **24 June 2024**, shareholders renewed the terms of office of the following directors for a further **three-year term**:

- **Claude Allary**
- **Nadine Coulm**
- **Stanislas Veillet**

Other Directorships and Offices Held by the Company's Directors

Pursuant to Article L.225-37-4 of the French Commercial Code, the table below sets out the directorships and other offices held by each corporate officer during the financial year.

Name	Type of Mandate	Company
Stanislas VEILLET	Chairman Director	Biophytis Inc. Drone Volt
Claude ALLARY	Director	Arch Biopartners Inc.
Nadine COULM	Director	Verdemobil
Jean MARIANI	Director Director Chairman Director	Silver Innov Gérontopôle d’Ile de France GEROND’IF Successful Life Society for Research on Cerebellum and Ataxia (SRCA)

Related-Party Agreements

Pursuant to Article L.225-38 of the French Commercial Code, the Board of Directors approved, on 13 May 2019, an intellectual property assignment agreement between the Company and its Chairman and Chief Executive Officer, under which all intellectual property rights relating to inventions developed within the scope of the Company's activities are assigned to BIOPHYTIS.

The agreement was approved by shareholders at the General Meeting held on 28 June 2019 and remains in force. An amendment to the agreement was approved by the Board on 3 April 2020.

On 1 January 2021, the Company entered into a consulting agreement with Successful Life SAS, a company controlled by Jean Mariani, Director of BIOPHYTIS. The agreement, initially concluded for a one-year renewable term and approved by the Board on 9 March 2021, covers scientific and strategic advisory services relating to the biology of ageing. Compensation is based on a daily fee of €450, subject to an annual cap of €32.4 thousand, together with reimbursement of duly documented expenses.

During 2021, following approval by the Combined General Meeting held on 10 May 2021, the Company entered into indemnification agreements with its directors providing directors' and officers' liability insurance coverage and contractual indemnification in respect of claims arising from the performance of their duties.

On 26 February 2025, the Company entered into a further services agreement with Successful Life SAS under which Jean Mariani assumed the role of Interim Chief Medical Officer (Interim CMO).

This agreement constitutes a related-party agreement within the meaning of Article L.225-38 of the French Commercial Code.

Initially entered into for a four-month period, the agreement was subsequently extended until 31 December 2025 by way of an amendment and may be renewed through further amendments.

The agreement was approved by the Board of Directors on 20 March 2025 and provides for monthly remuneration of €8,000 (excluding VAT) for services performed on the basis of two days per week, subject to adjustment in line with the Company's operational requirements, together with reimbursement of documented expenses.

During the financial year ended 31 December 2025, aggregate payments made under this agreement amounted to €102 thousand.

At its meeting held on 24 July 2026, the Board of Directors reviewed all related-party agreements approved in prior financial years whose performance continued during 2025.

Agreements Referred to in Article L.225-37-4 (2°) of the French Commercial Code

In accordance with Article L.225-37-4 (2°) of the French Commercial Code, the Company confirms that no agreements were entered into during the financial year between any corporate officer or significant shareholder and any company controlled by BIOPHYTIS.

2.6.3 Share-Based Incentive Plans

Share Options Granted to Executive Corporate Officers

No share subscription options were granted to executive corporate officers during the financial year ended 31 December 2025.

Exercise of Share Options

No share subscription or share purchase options were exercised by executive corporate officers during 2025.

Performance Shares Granted

No performance shares were granted to Stanislas Veillet, Chairman and Chief Executive Officer, during the financial year.

Performance Shares Vested

No performance shares previously granted to Stanislas Veillet vested during the financial year ended 31 December 2025.

History of Warrants and Share Subscription Rights

The following table summarises the BSPCE (founders' share warrants) and BSA (share subscription warrants) outstanding as of the date of this Management Report for the benefit of the Company's executive officers and senior management.

(1)	**BSPCE$_{2019}$**	**BSPCE$_{2020}$**	**BSPCE$_{2021}$**	**BSA$_{2023}$**
Shareholders' Meeting	08/08/2019	05/28/2020	05/10/2021	02/15/2023
Board Meeting	04/03/2020	12/20/2020	09/15/2021	02/15/2023
Exercise Terms	1 warrant / 1 share	1 warrant / 1 share	1 warrant / 1 share	1 warrant / 1 share
Shares subscribable by Executive Corporate Officers				
- Stanislas VEILLET	1,567	N/A	N/A	N/A
- Claude ALLARY	N/A	N/A	1,378	978
- Nadine COULM	260	520	1,378	978
- Jean MARIANI	260	520	1,378	1 638
Total restant au 31/12/2025	**2,087**	**1,039**	**4,134**	**3,594**
Prix de souscription (en euros)	0.27	0.47	0.73	0.0027

(1) Figures adjusted to reflect the 1-for-400 share consolidation completed in 2024.

2.7 Presentation of Statutory Financial statements

2.7.1. Income statement

(amounts in thousands of euros)	**12/31/2024**	**12/31/2025**
Operating income	623	12
Operating expenses	(10,220)	(8,438)
Operating result	(9,597)	(8,425)
Financial result	(921)	(352)
Exceptional result	0	0
Corporate income tax	1,089	572
Net result	**(9,386)**	**(8,205)**

Proposed Allocation of Result and Loss of Half of Share Capital

It is proposed to allocate the loss for the year ended December 31, 2025, in the amount of € (8,205,375.69), as follows:

- To allocate € (8,205,375.69) to the retained earnings account, which will thus be brought from € (10,590,503.43) to a debit balance of € (18,795,879.12).

The annual financial statements as of December 31, 2025, show that the Company's equity remains below half of the share capital.

Dividend Information

The Company has not distributed any dividends over the past three fiscal years.

Non-Deductible Expenses for Tax Purposes

In accordance with the provisions of Article 223 quater of the French General Tax Code, we confirm that no non-deductible expenses for tax purposes were incurred during the past financial year. Moreover, none of the general expenses referred to in Articles 39-5 and 223 quinquies of the French General Tax Code and not listed on the special statement were incurred.

Table of Results for the Last Five Financial Years

In accordance with Article R.225-102, paragraph 2 of the French Commercial Code, the table showing the Company's results over the past five financial years is presented in **Appendix 2** to this management report.

2.8 Other information

Payment Terms Disclosure

In accordance with Article L.441-6-1 of the French Commercial Code, the table below presents supplier and customer payment terms for the last two completed financial years.

Information on Supplier and Customer Payment Terms (Article D.441-4 of the French Commercial Code)						
	Article D.441-4 I.-1° Unpaid invoices received as of the fiscal year-end for which payment was due					
	0 days (indicative)	**1 to 30 days**	**31 to 60 days**	**61 to 90 days**	**91 days and over**	**Total**
1. Payment delay intervals as of the fiscal year-end						
Number of invoices concerned						
Total amount incl. VAT (€) of the invoices concerned	-2	103	131	131	3 659	4 022
Percentage of the total amount incl. VAT of purchases during the fiscal year	-0,04%	1,88%	2,38%	2,37%	66,44%	73,04%
Percentage of the total amount incl. VAT of revenue during the fiscal year						
2. Invoices excluded from (A) relating to disputed or unrecorded debts and receivables						
Number of excluded invoices	0					
Total amount of excluded invoices	0					
C) Reference payment terms used (contractual or statutory terms – Article L.441-6 or Article L.443-1 of the French Commercial Code)						
Payment terms used to calculate payment delays	Legal payment terms					

Article D.441-6 I 2°: Unpaid issued invoices at closing (past due date)

Due to the absence of revenue and, consequently, of customer receivables as of December 31, 2024, the Company is not required to prepare the payment term tables for issued invoices (per Article D.441-I-2° of the French Commercial Code).

In accordance with the provisions on payment term disclosures, we confirm that no customer receivables are recorded on the Company’s balance sheet.

Acquisitions of Equity Interests and Takeovers During the Financial Year

Pursuant to the provisions of Article L. 233-6 of the French Commercial Code, we hereby inform you that, during the past financial year, the Company did not acquire any equity interest in a company having its registered office in France.

Amount of Loans with a Maturity of Less Than Three Years Granted by the Company – Articles L. 511-6, 3 bis, paragraph 2, R. 511-2-1-1 and R. 511-2-1-2 of the French Monetary and Financial Code

None.

Anti-competitive Practices

None.

Summary Table of Delegations Currently in Force Granted by the Shareholders' Meeting in Respect of Share Capital Increases, Pursuant to Articles L. 225-129-1 and L. 225-129-2, Including the Use Made of Such Delegations During the Financial Year

Pursuant to the provisions of Article L. 225-37-4, 3° of the French Commercial Code, Appendix 3 to this report sets out a summary table of the delegations of authority and powers granted by the Shareholders' Meeting to the Board of Directors in respect of share capital increases pursuant to Articles L. 225-129-1 and L. 225-129-2 of the French Commercial Code.

For completeness, the table also indicates the use made by the Board of Directors of the authorizations granted to it for the purpose of allocating share subscription or purchase options and free shares.

Appendix 1 – Risks and Uncertainties Facing the Company

Risk Management Policy

BIOPHYTIS operates in the biotechnology sector, which is characterised by long development cycles, stringent regulatory requirements, significant financing needs and a rapidly evolving scientific and competitive environment. In this context, effective risk management constitutes a key component of the Company's corporate governance framework and supports the execution of its long-term development strategy.

The Company maintains an ongoing process for identifying, assessing and monitoring the principal risks that could adversely affect the achievement of its strategic objectives, business activities, financial position, operating results, liquidity or reputation. This process is based on the continuous assessment of the scientific, regulatory, financial, technological and competitive environment in which BIOPHYTIS operates.

The Board of Directors periodically reviews the principal risks facing the Company together with the measures implemented to mitigate their potential impact. This review is supported by the work of executive management, the finance function, the teams responsible for clinical development programmes and, where appropriate, specialised external advisers.

The risks described below represent the principal risks identified as of the date of this Management Report. They should not be regarded as exhaustive. Additional risks that are currently unknown, or that are presently considered immaterial, could also adversely affect the Company's business, prospects, financial condition, operating results or reputation.

During 2025, the Company's risk assessment framework was updated to reflect the evolution of its strategic priorities, including the continued clinical development of BIO101, the expansion of its therapeutic positioning in obesity, the strengthening of its international partnership strategy, changes in the biotechnology financing environment and the increasing integration of artificial intelligence technologies into its research and development activities.

The principal risks are presented below according to their nature. While the Company has implemented measures designed to prevent, mitigate or manage these risks, no assurance can be given that such measures will eliminate them entirely.

I. FINANCING RISKS & GOING CONCERN

1.1 Going Concern and Funding Risk

Given its stage of development, BIOPHYTIS does not currently generate revenue from the commercialisation of pharmaceutical products. The Company finances its activities primarily through capital market transactions, strategic partnerships, public funding programmes and other financing solutions available to biotechnology companies.

The clinical development of innovative drug candidates requires substantial financial resources over an extended period. The amount and timing of these funding requirements remain largely dependent on the outcome of ongoing clinical studies, regulatory requirements and the Company's strategic priorities.

Accordingly, BIOPHYTIS' ability to continue executing its development strategy depends on its capacity to secure additional financial resources on acceptable terms until the achievement of scientific, regulatory or commercial milestones capable of generating further value.

Failure to obtain additional financing, or obtaining financing on less favourable terms than anticipated, could require the Company to revise the timing of certain development programmes, prioritise specific therapeutic indications, accelerate the search for strategic partners or reduce certain operating and investment expenditures.

To mitigate this risk, BIOPHYTIS pursues an active treasury management policy and continuously seeks to diversify its funding sources. This strategy includes access to capital markets, the pursuit of non-dilutive

financing, the development of strategic partnerships, ongoing monitoring of liquidity requirements and the regular alignment of development priorities with available financial resources.

During 2025, the Company continued to implement this strategy through several financing transactions aimed at strengthening its financial position, diversifying its funding sources and supporting the continuation of its key clinical development programmes. While these initiatives have contributed to reducing short-term liquidity risk, the Company remains subject to the significant funding requirements inherent in the clinical development of BIO101.

1.2 Financing and Capital Structure Risk

The development of innovative drug candidates requires significant investment over many years before any commercial revenues may be generated. Consequently, the Company's ability to secure financing on a recurring basis represents a critical factor in the successful execution of its development strategy.

Over recent years, the financing environment for biotechnology companies has remained particularly challenging, characterised by greater investor selectivity, continued capital market volatility and more limited access to funding. These conditions may affect the timing, availability, cost and structure of future financing required to support the Company's activities.

Furthermore, financing transactions involving equity issuances, securities convertible into equity or other structured financing instruments may result in dilution for existing shareholders. Likewise, debt financing may give rise to contractual obligations or financial constraints that could reduce the Company's operational flexibility.

To mitigate these risks, BIOPHYTIS seeks to diversify its financing sources through an appropriate combination of equity financing, debt instruments, strategic partnerships, public innovation grants and other non-dilutive funding opportunities. The Company continuously monitors its projected cash position, financing commitments and prevailing market conditions in order to anticipate future funding requirements.

During 2025, BIOPHYTIS completed several financing transactions designed to optimise its capital structure and support the funding of its priority clinical programmes. These transactions form part of the Company's broader financial management strategy, which seeks to preserve business continuity while securing financing under the most appropriate conditions available.

1.3 Liquidity Risk

The Company's ability to meet its financial obligations and fund its operating activities depends directly on the level of available cash resources, the accuracy of its cash flow forecasts and its ability to obtain additional financing when required.

A deterioration in financial market conditions, delays in the execution of financing transactions or unexpected increases in the costs associated with clinical development could adversely affect the Company's liquidity position and require adjustments to the timing of certain investments or research programmes.

To manage this risk, management closely monitors cash flows, regularly updates financial forecasts and, where appropriate, adjusts investment priorities in line with available financial resources. This disciplined treasury management approach represents a fundamental component of the Company's overall financial governance.

1.4 Debt Risk

Over recent years, BIOPHYTIS has utilised various debt financing instruments to support the clinical development of its programmes.

Such financing arrangements may include contractual undertakings, repayment obligations or conversion features that could affect the Company's financial management and capital structure. Failure to comply with contractual obligations, or the need to refinance outstanding debt under unfavourable market conditions, could adversely affect the Company's financial position.

During 2025, BIOPHYTIS continued to optimise its financing structure through transactions involving certain of its existing debt facilities. These initiatives were intended to improve the Company's financial visibility and strengthen its ability to continue developing its principal clinical programmes.

Management continuously monitors the Company's debt profile, contractual maturities and refinancing opportunities with a view to maintaining an appropriate and sustainable capital structure.

1.5 Asset Concentration Risk

BIOPHYTIS' business is currently centred primarily on the clinical development of BIO101. Consequently, the Company's ability to generate future value remains closely linked to the outcome of clinical studies, regulatory decisions and its capacity to establish strategic commercial or industrial partnerships.

This concentration of resources on a limited number of development programmes is characteristic of clinical-stage biotechnology companies. Any adverse development affecting one of the Company's key programmes could have a material impact on its growth prospects, valuation and future financing requirements.

To mitigate this concentration risk, BIOPHYTIS continues to broaden the potential value creation opportunities associated with BIO101 by expanding its development into multiple therapeutic indications, including obesity, while pursuing strategic partnerships designed to accelerate its international development.

II. Strategic and Scientific Risks

2.1 Risk Relating to the Clinical Development of BIO101

The successful execution of BIOPHYTIS' development strategy is closely linked to the continued clinical development of **BIO101**, the Company's lead drug candidate, which is being developed to address age-related diseases and whose potential therapeutic applications have progressively expanded, particularly in the field of obesity.

As with any product under clinical development, the demonstration of efficacy, safety and a favourable benefit-risk profile remains subject to significant scientific, medical and regulatory uncertainties. Clinical trial outcomes may differ from initial assumptions or from results obtained during earlier stages of development. In addition, regulatory authorities may require supplementary analyses, additional clinical studies or amendments to clinical trial protocols before granting marketing approval.

The Company may also encounter delays arising from slower-than-expected patient recruitment, limited availability of clinical investigation sites, operational challenges associated with multinational clinical trials or changes in the applicable standards of care within the targeted therapeutic indications.

To mitigate these risks, BIOPHYTIS conducts its clinical development programmes in accordance with internationally recognised Good Clinical Practice ("GCP") standards, collaborates with experienced contract research organisations and specialised service providers, and maintains an ongoing dialogue with regulatory authorities in order to adapt its clinical development strategy whenever appropriate.

The Company also conducts regular strategic reviews of its development portfolio to ensure that financial and operational resources remain focused on programmes offering the strongest scientific rationale, the greatest medical relevance and the highest long-term value creation potential.

2.2 Risk Relating to the Development Strategy for Therapeutic Indications

The value of BIOPHYTIS' development portfolio depends not only on the successful clinical development of BIO101 but also on the Company's ability to identify, prioritise and develop therapeutic indications offering the most attractive scientific, regulatory, medical and commercial opportunities.

The selection of therapeutic indications represents a key component of the Company's value creation strategy. This process is based on the assessment of unmet medical needs, available scientific evidence, the competitive landscape, regulatory expectations and anticipated market access conditions.

During 2025, BIOPHYTIS continued to strengthen its strategic positioning in the obesity market, a rapidly expanding therapeutic area driven by advances in scientific understanding and the emergence of new treatment classes, particularly GLP-1 receptor agonists.

However, this market is evolving rapidly and is characterised by increasing competitive intensity, rising expectations regarding clinical efficacy and safety, and continuously changing standards of patient care.

In this environment, BIOPHYTIS' ability to demonstrate the differentiated value proposition of BIO101—whether through its mechanism of action, clinical profile or potential use either as a standalone therapy or in combination with other treatments—will represent an important driver of future value creation.

Conversely, the introduction of new therapeutic approaches, changes in medical practice, evolving scientific recommendations or revised regulatory expectations could require the Company to adapt its clinical development strategy or reconsider certain development priorities.

To address this risk, BIOPHYTIS maintains continuous scientific, medical and competitive intelligence, benefits from the expertise of its Scientific Advisory Board and external specialists, and regularly reassesses its development priorities in order to allocate resources to those therapeutic indications offering the most compelling clinical and commercial potential.

2.3 Competitive Risk

The biotechnology industry is characterised by intense competition, rapid scientific innovation and the continuous evolution of therapeutic approaches.

BIOPHYTIS competes, or may in the future compete, with biotechnology companies, global pharmaceutical groups, academic research institutions and emerging companies developing therapeutic solutions that may compete directly or indirectly with BIO101 or other future product candidates.

Competitors may possess significantly greater financial resources, broader research capabilities, more advanced development pipelines, established manufacturing capacity or stronger commercial infrastructures than those currently available to the Company. They may also obtain regulatory approvals earlier, secure broader intellectual property protection or achieve more rapid commercial adoption.

Accordingly, BIOPHYTIS' future success will depend on its ability to differentiate BIO101 through its scientific profile, clinical performance, therapeutic positioning and intellectual property portfolio.

To mitigate competitive risk, the Company maintains continuous scientific, medical and competitive surveillance in order to anticipate market developments, identify opportunities for differentiation and focus its investments on areas where management believes BIOPHYTIS can maintain a sustainable competitive advantage.

2.4 Risk Relating to Strategic Partnerships

The development of innovative medicines increasingly depends on biotechnology companies' ability to establish scientific, industrial, financial and commercial partnerships capable of accelerating the clinical, regulatory and commercial development of their product candidates.

BIOPHYTIS has therefore adopted a partnership-driven strategy designed to complement its internal expertise, strengthen its development capabilities and facilitate access to selected international markets. Such collaborations may include research alliances, licensing agreements, co-development arrangements, manufacturing partnerships or commercial distribution agreements.

During 2025, the Company continued to expand its international development strategy through the identification and implementation of strategic partnerships intended to support the development of BIO101 across selected territories.

While these collaborations represent an important source of value creation and strategic acceleration, they also increase the Company's exposure to risks associated with the execution of international agreements, local regulatory developments, geopolitical factors and the financial and operational performance of its partners.

The failure of a strategic partner to perform its contractual obligations, delays in jointly conducted development programmes, misalignment of strategic objectives, adverse economic or regulatory developments or the early termination of a collaboration agreement could delay the development of certain programmes, increase development costs or reduce the anticipated value associated with these partnerships.

BIOPHYTIS seeks to mitigate these risks through a rigorous partner selection process, contractual arrangements designed to preserve the Company's strategic assets and intellectual property, and ongoing monitoring of the execution and performance of its collaborative programmes.

III. Operational Risks

3.1 Clinical Trial Execution Risk

The successful development of BIO101 depends on the effective execution of complex clinical trial programmes involving numerous external stakeholders, including clinical investigation sites, contract research organisations (CROs), specialised service providers and regulatory authorities.

Clinical trials may be affected by slower-than-anticipated patient recruitment, delays in site initiation, protocol deviations, logistical challenges, supply constraints or changes in applicable regulatory requirements. Such events may extend development timelines, increase development costs or require additional analyses or clinical investigations.

To mitigate these risks, BIOPHYTIS carefully selects experienced development partners, maintains continuous operational oversight of its clinical programmes and regularly assesses the risks that could affect the successful execution of its studies.

3.2 Drug Safety Risk

As with any investigational medicinal product, BIO101 may demonstrate adverse events or a safety and tolerability profile that differs from observations made during earlier stages of clinical development.

The identification of new safety findings could lead regulatory authorities to require additional investigations, modify clinical trial protocols, restrict certain therapeutic indications or delay subsequent stages of development.

BIOPHYTIS applies internationally recognised pharmacovigilance standards and clinical safety monitoring procedures throughout the development of BIO101. Safety data are continuously reviewed to enable the timely identification of potential safety signals and, where appropriate, the prompt implementation of corrective measures.

3.3 Supply Chain and Manufacturing Risk

The clinical development of BIO101 relies on an international supply chain involving multiple specialised partners responsible for the manufacture of active pharmaceutical ingredients, finished drug products and clinical trial materials.

Manufacturing interruptions, supplier qualification issues, quality deficiencies, regulatory changes or logistical disruptions could delay clinical development programmes or result in additional costs.

The Company also remains exposed to broader external factors, including geopolitical tensions, transportation cost volatility and disruptions affecting global supply chains, all of which may adversely impact manufacturing activities or product availability.

To reduce these risks, BIOPHYTIS seeks to progressively strengthen the resilience of its supply chain by qualifying alternative suppliers whenever feasible, diversifying critical manufacturing capabilities and maintaining close relationships with its principal manufacturing partners.

3.4 Human Capital Risk

The success of a clinical-stage biotechnology company depends largely on its ability to attract, develop and retain highly qualified professionals with specialised scientific, medical, regulatory and financial expertise.

Competition for experienced talent remains particularly intense across the global biotechnology and pharmaceutical industries. The departure of key personnel or difficulties in recruiting suitably qualified employees could delay development programmes, reduce organisational effectiveness or result in the loss of critical expertise.

BIOPHYTIS continues to strengthen the attractiveness of its organisation through initiatives designed to promote employee engagement, facilitate knowledge transfer and maintain an organisational structure aligned with its strategic priorities.

IV. Regulatory and Compliance Risks

4.1 Regulatory Approval Risk

The development and commercialisation of pharmaceutical products are subject to obtaining regulatory approvals from competent authorities, including the **European Medicines Agency (EMA)**, the **U.S. Food and Drug Administration (FDA)** and other relevant national regulatory agencies.

Scientific, clinical and regulatory requirements may evolve throughout the development process. Regulatory authorities may require additional clinical studies, restrict certain therapeutic indications or postpone regulatory decisions based on their assessment of available data.

BIOPHYTIS maintains an ongoing and constructive dialogue with regulatory authorities in order to anticipate evolving regulatory expectations and adapt its development strategy whenever appropriate.

4.2 Market Access Risk

Obtaining regulatory approval does not guarantee the commercial success of a pharmaceutical product.

Successful market access depends on numerous factors, including pricing negotiations, reimbursement policies, recommendations issued by healthcare authorities, clinical practice patterns and the demonstration of the product's clinical and pharmacoeconomic value.

Accordingly, BIOPHYTIS considers market access requirements from the early stages of clinical development with the objective of enhancing the future commercial positioning of its product candidates.

4.3 Compliance Risk

BIOPHYTIS operates within a highly regulated environment and is subject to a broad range of national and international laws and regulations, including those governing clinical research, data privacy, anti-corruption, economic sanctions, securities markets and the obligations applicable to publicly listed companies.

Failure to comply with applicable laws or regulatory requirements could expose the Company to administrative, civil or criminal sanctions, financial penalties, litigation and reputational damage.

To mitigate these risks, BIOPHYTIS continues to strengthen its internal control framework, compliance programmes and employee training initiatives in order to ensure adherence to applicable legal and regulatory requirements.

V. Intellectual Property Risk

The value of BIOPHYTIS is substantially dependent upon the protection of its proprietary technologies, patents, know-how and other intellectual property rights relating to its product candidates.

The Company may be required to defend the validity, scope or enforceability of its intellectual property rights or may become involved in disputes concerning third-party intellectual property, including infringement claims or challenges to existing patent protection.

Conversely, BIOPHYTIS may need to take legal action to enforce its own intellectual property rights in order to preserve its competitive position.

The Company maintains an active intellectual property strategy, including the filing of new patent applications, the maintenance of existing patent protection and continuous monitoring of technological developments within its areas of research.

VI. Digital, Cybersecurity and Artificial Intelligence Risks

6.1 Cybersecurity Risk

BIOPHYTIS relies extensively on information systems supporting the management of clinical trials, scientific research, financial reporting and personal data processing.

Cybersecurity incidents, information technology failures or data breaches could disrupt the Company's operations, compromise confidential information, expose the Company to regulatory sanctions or adversely affect its reputation.

To reduce these risks, BIOPHYTIS continues to strengthen its cybersecurity framework through enhanced data protection measures, secure backup procedures, access control policies and ongoing cybersecurity awareness programmes.

6.2 Health Data Protection Risk

The Company's clinical development activities involve the processing of sensitive health data subject to stringent legal and regulatory requirements, including the **General Data Protection Regulation (GDPR)** within the European Union.

BIOPHYTIS is committed to ensuring the confidentiality, integrity and availability of such data through appropriate governance procedures, robust security measures and the use of specialised service providers where appropriate.

6.3 Digital Transformation and Artificial Intelligence Risk

As part of the evolution of its research and development activities, BIOPHYTIS continues to advance its digital transformation strategy and evaluates the use of artificial intelligence ("AI") technologies to enhance scientific data analysis, clinical data processing, biomarker discovery and the optimisation of selected research processes.

These technologies represent a significant opportunity to improve the Company's scientific capabilities and operational efficiency. However, their deployment also introduces new challenges relating to data quality, model reliability, transparency, reproducibility and the rapidly evolving regulatory framework governing artificial intelligence, particularly within the European Union.

Inappropriate use of AI technologies, inadequate data governance or excessive reliance on automated analytical tools could result in erroneous scientific conclusions, regulatory compliance issues or adverse consequences for the Company's business.

BIOPHYTIS considers artificial intelligence to be a decision-support technology intended to complement, rather than replace, the scientific, medical and regulatory expertise of its teams. Accordingly, the Company seeks to ensure that AI applications operate within an appropriate governance framework based on human oversight, the protection of sensitive data and compliance with applicable legal and regulatory requirements.

VII. Macroeconomic and Geopolitical Risks

The international economic and geopolitical environment may indirectly affect BIOPHYTIS' business activities and strategic objectives.

Geopolitical tensions, financial market volatility, changes in interest rates, foreign exchange fluctuations, supply chain disruptions and evolving international trade policies may influence the Company's financing conditions, the cost of clinical development programmes, manufacturing lead times and overall operational performance.

Given its international development strategy, BIOPHYTIS continuously monitors these external developments and, where appropriate, adapts its organisation, partnership strategy and financing approach in order to preserve operational flexibility and support the execution of its long-term business objectives.

Appendix 2 – Summary of Financial Results for the Last Five Fiscal Years

Nature des indications	2021	2022	2023	2024	2025
I - END-OF-YEAR CAPITAL					
a) Share capital	27,190,731	47,659,529	2,080,965	734,283	84,243
b) Number of shares issued	135,953,657	238,297,642	1,040,482,402	7,342,831	42,121,348
c) Number of convertible bonds	224	400	58	82	-
II - OPERATIONS AND RESULTS FOR THE YEAR					
a) Revenue excluding taxes	-	-	-	-	-
b) Profit before tax, depreciation and provisions	(34,309,300)	(21,392,238)	(15,559,413)	(10,186,805)	(7,957,172)
c) Corporate income tax (1)	4,079,548	3,274,209	1,561,149	1,088,595	571,713
d) Profit after tax, depreciation and provisions	(29,460,393)	(18,858,585)	(14,255,491)	(9,385,971)	(8,205,376)
e) Amount of distributed earnings	None	None	None	None	None
III - EARNINGS PER SHARE					
a) Profit after tax, before depreciation and provisions	(0,26)	(0,08)	(0,015)	(1,427)	(0,189)
b) Profit after tax, depreciation and provisions	(0,26)	(0,08)	(0,014)	(1,278)	(0,195)
c) Dividend paid per share	None	None	None	None	None
IV - EMPLOYEES					
a) Average number of employees	30	23	21	20	14
b) Total payroll	2,506,066	3,081,779	2,946,936	2,853,345	1,973,128
c) Amounts paid for employee benefits (Social Security, welfare programs, etc.)	1,552,079	1,552,079	1,352,338	1,352,338	1,190,574

(1) Produit d'impôt correspondant au crédit d'impôt recherche

Appendix 3 – Delegations of Authority or Powers Relating to Capital Increases

The tables below set out the authorizations granted to the Board of Directors regarding capital increases and the use made of such authorizations during the 2024 financial year:

Shareholders' Meeting Resolutions (13rd November 2025)	Purpose	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
1st Resolution	Delegation of authority to the Board of Directors pursuant to the provisions of Article L. 225-129-2 of the French Commercial Code to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to debt securities, with cancellation of shareholders' preferential subscription rights and without specification of beneficiaries, by way of a public offering	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	Pricing set by the Board of Directors, at no less than 75% of the volume-weighted average price over the last fifteen (15), ten (10), or five (5) trading sessions	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
2nd Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, with retention of the shareholders' preferential subscription rights, or on the capitalization of profits, reserves or premiums	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** (within the limit of the Global Cap)	-	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
3rd Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, with cancellation of shareholders' preferential subscription rights in favor of categories of beneficiaries	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**

Shareholders' Meeting Resolutions (13rd November 2025)	Purpose	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
4th Resolution	Delegation of authority to the Board of Directors to decide either on the issuance of shares and/or securities giving immediate or future access to the capital or entitling the holder to a debt security, with cancellation of shareholders' preferential subscription rights in favor of categories of beneficiaries	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
5th Resolution	Delegation of authority to be granted to the Board of Directors to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, with cancellation of shareholders' preferential subscription rights, in favor of a category of persons undertaking to subscribe for the Company's equity securities on a firm commitment basis in the context of an equity financing line.	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	18 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**
6th Resolution	Delegation of authority to be granted to the Board of Directors to decide on the issuance of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, with cancellation of shareholders' preferential subscription rights, through an offer to qualified investors or to a restricted circle of investors as defined in paragraph II of Article L. 411-2 of the French Monetary and Financial Code (private placement), and within the limit of 20% of the share capital per year.	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to the share capital): **€40,000,000** within the limit of the overall ceiling set by the 9th Resolution (the "Overall Ceiling")	At least equal to 75% of the volume-weighted average share price over the five (5), ten (10), or fifteen (15) trading days preceding the date of determination	26 months	No	**Nominal amount** (capital increases): **€38,000,000** (bonds and other debt securities giving access to capital): **€40,000,000**

Shareholders' Meeting Resolutions (13rd November 2025)	Purpose	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
7th Resolution	Authorization to be granted to the Board of Directors to increase the number of shares and/or securities giving immediate or future access to the share capital or entitling the holder to a debt instrument, in accordance with the provisions of Article L. 225-135-1 of the French Commercial Code, in the event of the implementation of the delegations of authority referred to in the six previous resolutions (1st to 6th), with or without shareholders' preferential subscription rights, as the case may be ("over-allotment option").	**15% of the initial issuance** (within the limit of the Global Cap))	Issue price based on that of the initial issuance and within a ceiling of 15% thereof.	26 months	No	**15% of the initial issuance**
8th Resolution	Delegation of authority to the Board of Directors to carry out, within the framework of the provisions of Article L. 225-129-1 of the French Commercial Code, a capital increase with cancellation of the preferential subscription rights for the benefit of the Company's employees who are members of an Employee Savings Plan (Plan d'Épargne Entreprise) to be established by the Company under the conditions provided for in Articles L. 3332-18 et seq. of the French Labor Code.	Maximum nominal amount of twenty thousand euros (EUR 1,000,000)	In accordance with the provisions of Articles L. 3332-18 et seq. of the French Labor Code.	18 months	No	Maximum nominal amount of twenty thousand euros (EUR 1,000,000)
10th Resolution	Authorization to be granted to the Board of Directors to reduce the share capital to absorb losses through a reduction in the nominal value of the Company's shares	Reduction of the nominal value of the Company's shares from €0.10 to an amount that may not be less than €0.002 per share, provided that such share capital reduction shall in all circumstances be limited to (i) the amount of losses available to the Company at the time the authorization is implemented, and (ii) applicable statutory and regulatory limits.		12 months	Yes November 21, 2025	November 21, 2025: share capital reduction of the Company by an amount of €3,876,549.35 (€3,876,549.348 before rounding) through a reduction in the nominal value of the 39,556,626 shares comprising the share capital from €0.10 per share to €0.002 per share, resulting in a decrease of the Company's share capital from €3,955,662.60 to €79,113.25 (€79,113.252 before rounding).

Shareholders' Meeting Resolutions (13rd November 2025)	Purpose	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
18th Resolution	Authorization granted to the Board of Directors to purchase the Company's own shares pursuant to Article L. 22-10-62 of the French Commercial Code (Share Repurchase Program)	Up to 10% of the Company's share capital (at any time)	Up to 300% of the price of the shares offered to the public in connection with the listing of the Company's shares on a North American stock exchange	18 months	No	10% of the Company's share capital (at any time)
19th Resolution	Authorization granted to the Board of Directors to reduce the Company's share capital through the cancellation of shares repurchased under any share repurchase program	Up to 10% of the Company's share capital during any twenty-four (24)-month period	**-**	18 months	No	Up to 10% of the Company's share capital during any twenty-four (24)-month period
20th Resolution	Delegation of authority to the Board of Directors to issue ordinary share warrants (BSA_{2025}) with waiver of shareholders' preferential subscription rights in favor of specified categories of beneficiaries	Maximum of 22,000,000 BSA_{2025} warrants (subject to proportional adjustment in the event of a share capital reduction pursuant to the 10th resolution), each BSA_{2025} entitling its holder to subscribe for one ordinary share. Common aggregate limit with the 21st resolution.	Issue price of each BSA_{2025}: at least 5% of the subscription price (including share premium) of the ordinary share underlying the warrant. Exercise price: at least equal to the volume-weighted average trading price of the Company's shares over the ten (10) trading days preceding the grant date of the BSA_{2025}, less, if applicable, a maximum discount of 20%.	18 months	No	Maximum of 22,000,000 BSA2025 warrants (subject to proportional adjustment in the event of a share capital reduction pursuant to the 10th resolution), each BSA_{2025} entitling its holder to subscribe for one ordinary share.
21st Resolution	Authorization granted to the Board of Directors to grant free shares, whether newly issued or existing (AGA2025), with waiver of shareholders' preferential subscription rights in favor of specified categories of beneficiaries	Maximum of 22,000,000 AGA2025 free shares, with a nominal value of €0.10 per share (subject to proportional adjustment in the event of a share capital reduction pursuant to the 10th resolution). Common aggregate limit with the 20th resolution.	-	38 months	No	Maximum of 22,000,000 AGA2025 free shares, with a nominal value of €0.10 per share (subject to proportional adjustment in the event of a share capital reduction pursuant to the 10th resolution).

Shareholders' Meeting Resolutions (13rd November 2025)	Purpose	Maximum Nominal Amount in Euros	Terms for Determining the Issue Price	Duration of the Authorization and Expiry Date	Use	Remaining Amount as of the Date of this Financial Report
22nd Resolution	Delegation of powers to the Board of Directors to carry out a share consolidation (reverse stock split) of the Company's shares	Exchange of up to 400 ordinary shares with a minimum nominal value of €0.002 per share for one (1) ordinary share with a minimum nominal value of €0.80 per share	-	24 months	No	-

3. ANNUAL FINANCIAL STATEMENTS OF BIOPHYTIS SA FOR THE YEAR ENDED DECEMBER 31, 2025

Balance sheet – Assets

	Notes	12/31/2025			12/31/2024
(amounts in thousands of euros)		Amounts	Amort. Prov.	Net amounts	Net amounts
INTANGIBLE ASSETS		-	-	-	-
Concessions, patents and similar rights	3.1	4 412	2 007	2 406	2 611
PROPERTY, PLANT AND EQUIPMENT					
Technical installations, equipment and tools	3.1	397	357	40	65
Other tangible assets	3.1	228	216	12	22
Assets under construction - Advances and down payments	3.1	11	-	11	-
FINANCIAL ASSETS					
Other equity interests	3.2	296	296	-	-
Receivables related to equity interests	3.2	2 450	2 450	-	-
Other financial assets	3.2	0	-	0	126
TOTAL FIXED ASSETS		**7 794**	**5 326**	**2 468**	**2 825**
INVENTORIES AND WORK-IN-PROGRESS					
Advances and down payments on orders		27	-	27	82
RECEIVABLES					
Other receivables	4	1 317	-	1 317	1 299
Prepaid expenses		63	-	63	102
Subscribed and called-up capital, unpaid		-	-	-	-
				-	-
OTHER CURRENT ASSETS					
Marketable securities	5	4	1	2	8
Cash and cash equivalents	5	187	-	187	64
				-	-
TOTAL CURRENT ASSETS		**1 597**	**1**	**1 595**	**1 556**
Bond redemption premium		76	-	76	82
Translation difference - Assets		100	-	100	48
TOTAL ACTIF		**9 568**	**5 327**	**4 240**	**4 510**

Balance sheet – Liabilities

(amounts in thousands of euros)	Notes	12/31/2025	12/31/2004
EQUITY			
Share capital	7	84	734
Share premiums (including merger and contribution premiums)	8	9 865	4 390
Retained earnings		(10 592)	(5 081)
NET INCOME (loss) for the year		(8 205)	(9 386)
TOTAL EQUITY		**(8 847)**	**(9 343)**
OTHER EQUITY INSTRUMENTS			
Conditional advances	9	895	985
TOTAL OTHER EQUITY INSTRUMENTS		**895**	**985**
PROVISIONS FOR LIABILITIES AND CHARGES			
Provisions for contingencies	10	317	227
Provisions for charges		28	22
TOTAL PROVISIONS		**346**	**248**
LIABILITIES			
Convertible bond borrowings	11	3 140	4 927
Other bond borrowings	11	1 127	1 026
Trade payables and related accounts	12	5 052	4 808
Tax and social liabilities	13	2 298	1 632
Liabilities on fixed assets and related accounts	13	-	-
Other liabilities	13	222	109
TOTAL LIABILITIES		**11 840**	**12 500**
Translation difference - Liabilities		6	119
TOTAL LIABILITIES AND EQUITY		**4 240**	**4 510**

Profit & Loss account

(amounts in thousands of euros)	Notes	12/31/2025 12 moonths	12/31/2024 12 moonths
OPERATING INCOME			
Sales of goods		-	-
Revenue from sold production		-	-
NET REVENUE (NET SALES)		**-**	**-**
Subventions		-	178
Reversals of depreciation, amortization & prov	14	2	60
Other operating income	14	11	385
TOTAL OPERATING INCOME		**12**	**623**
OPERATING EXPENSES			
Purchases of raw materials and other supplies	14	2	57
Other purchases and external charges		4 563	5 434
Taxes and related levies		82	180
Wages and salaries		1 996	2 853
Social security contributions		1 168	1 233
DEPRECIATION, AMORTIZATION AND PROVISIONS			
Depreciation of fixed assets		422	288
Provisions for risks and charges		46	(0)
Other operating expenses		159	175
TOTAL OPERATING EXPENSES		**8 438**	**10 221**
OPERATING RESULT (OPERATING INCOME / LOSS)		**(8 425)**	**(9 597)**
FINANCIAL INCOME			
Income from investments		0	101
Other interest receivable and similar income		121	261
Reversals of depreciation & provision		170	202
Income from sales of financial fixed assets		2	9
TOTAL FINANCIAL INCOME		**293**	**572**
FINANCIAL EXPENSES			
Amortization, impairment and provisions		211	575
Interest and similar expenses		427	907
Net expenses from sale of short-term investment securities		7	12
TOTAL FINANCIAL EXPENSES		**644**	**1 493**
FINANCIAL RESULT		**(352)**	**(921)**
NON-RECURRING RESULT		**(8 777)**	**(10 518)**
Non-recurring income		-	62
TOTAL NON-RECURRING INCOME		**-**	**62**
Non-recurring expenses		-	19
TOTAL NON-RECURRING EXPENSES		**-**	**19**
NON-RECURRING GAIN OR LOSS		**-**	**43**
Employee profit-sharing		-	-
Income tax		(572)	(1 089)
TOTAL INCOME		**305**	**1 258**
TOTAL EXPENSES		**8 510**	**10 644**
NET INCOME (LOSS) FOR THE PERIOD		**(8 205)**	**(9 386)**

Notes to the Annual Financial Statements

(Unless otherwise stated, amounts in these notes are expressed in thousands of euros.)

Note 1 : Description of the Business and Significant Events

The following information constitutes the Notes to the Annual Financial Statements, which are an integral part of the financial statements for the fiscal year ended December 31, 2024.

Each of the financial years presented covers a twelve-month period from January 1 to December 31.

The financial statements as of December 31, 2024, were approved by the Board of Directors on July 24, 2026.

1.1 Information about the Company and its Business

Founded in September 2006, Biophytis SA is a clinical-stage biotechnology company specializing in the development of therapies designed to slow degenerative processes associated with aging and to improve functional outcomes in patients suffering from age-related diseases.

Biophytis is a French public limited company (société anonyme) incorporated under the laws of France, with its registered office located at 14, avenue de l'Opéra, 75001 Paris, France (Company Registration Number: 492 002 225 RCS PARIS).

The Company's ordinary shares are listed on Euronext Growth Paris (Ticker: ALBPS – ISIN: FR0012816825). The Company's American Depositary Shares (ADS) were delisted from the Nasdaq Capital Market on April 26, 2024, where they had been traded under the symbol "BPTS."

Hereinafter, the Company is referred to as the "Company."

1.2. Significant Events of the Year

1.2.1. Financing

Refinancing transaction through a capital increase

On January 8, 2025, the Company announced a refinancing transaction targeting a total amount of €8.6 million. This transaction strengthens the Company's financial structure through the entry of new investors and enables the launch of the Phase 2 OBA trial in the United States.

The transaction combines €2.5 million of new cash proceeds with the conversion of debt into equity amounting to €6.1 million, thereby reinforcing the Company's balance sheet. Prior to completion of the transaction, the Board of Directors resolved to reduce the nominal value of the Company's shares to €0.10 per share.

The funds raised will be used to finance the obesity development program and to identify new pharmaceutical partners for the co-development of BIO101.

More specifically, the transaction consisted of:

- a €2.5 million cash contribution, including €0.5 million from new investors and the Chief Executive Officer through a reserved capital increase, and €2.0 million resulting from Atlas' ORNANE convertible bonds, subject to a nine-month lock-up, thereby terminating the 2024 ORNANE financing agreement; and

- the conversion of debt into equity for up to €6.1 million by funds and accounts managed by BlackRock (up to €2.8 million) and Atlas Capital (up to €2.9 million), provided that they hold at all times less than 9.99% and 24.99%, respectively, of the Company's share capital.

The capital increases and debt conversions were completed on a pari passu basis at a subscription price of €0.30 per share.

The newly issued shares are subject to an orderly market agreement and lock-up provisions, under which a third-party agent will manage their sale following a nine-month lock-up period applicable to 70% of the shares.

ORNANE Conversions – Atlas Agreement

During 2025, at the request of Atlas, the Company converted seven ORNANE convertible bonds under Tranche 4 of the 2021 Atlas financing agreement, representing a total amount of €186 thousand, including accrued interest.

These conversions resulted in the issuance of 1,672,824 new shares.

Following these conversions, the remaining nominal amount of the outstanding Atlas convertible debt totaled €1.825 million, corresponding to 73 ORNANE convertible bonds.

Convertible Bond Debt (Kreos & Atlas)

At the request of Kreos Capital, the Company carried out several debt conversions:

- January 8, 2025: €475,200, resulting in the issuance of 1,584,000 shares;
- September 24, 2025: €418,974, resulting in the issuance of 1,396,580 shares;
- October 14, 2025: €900,000, resulting in the issuance of 3,000,000 shares;
- November 10, 2025: €480,000, resulting in the issuance of 1,600,000 shares.

In total, 7,580,580 shares were issued during 2025.

All conversions were completed at a conversion price of €0.30 per share.

As of December 31, 2025, the remaining debt to be converted amounted to €530 thousand, corresponding to 1,765,490 potential shares.

At the request of Atlas, the Company also carried out several debt conversions:

- January 8, 2025: €1,188,714, resulting in the issuance of 3,962,380 shares;
- July 16, 2025: €1,257,090, resulting in the issuance of 4,190,300 shares.

Overall, 9,825,504 shares were issued during 2025.

All conversions were completed at a conversion price of €0.30 per share.

As of December 31, 2025, the remaining debt to be converted amounted to €437 thousand, corresponding to 1,458,020 potential shares.

Furthermore, during 2025, at Atlas' request, the Company converted seven ORNANE variable-rate convertible bonds for a total amount of €186 thousand, resulting in the issuance of 1,672,824 new shares.

Private Placement of March 26, 2025

On March 26, 2025, the Company announced the successful completion of a €2.6 million private placement.

The private placement, representing a total amount of €2,599,979.72 (including share premium), was completed through the issuance, without preferential subscription rights or priority subscription period, of:

- 4,307,614 new ordinary shares, each accompanied by one share warrant ("Warrant"), together forming a unit ("Unit") issued at €0.26 per Unit; and
- 5,692,308 pre-funded warrants, each accompanied by one share warrant, together forming a Pre-funded Unit issued at €0.25 per Unit.

The transaction was carried out pursuant to Article L.225-138 of the French Commercial Code through a private placement reserved for investors falling within the category defined in the third resolution adopted by the Combined Shareholders' Meeting held on April 2, 2024.

Gross proceeds included €2.0 million invested by Armistice and approximately €0.6 million subscribed by a limited number of other qualified investors.

Settlement and delivery of the newly issued shares and warrants took place on March 28, 2025.

Hexagon Capital Fund Financing

On August 5, 2025, Biophytis announced the establishment of a bond financing facility with Hexagon Capital Fund for a maximum amount of €1 million, including an initial subscription of €100,000.

The proceeds from this private financing facility provide Biophytis with additional resources to finance its ongoing operations, primarily the continued clinical development of the OBA101 program.

The transaction strengthens the Company's cash position and is expected to finance its operations through the first quarter of 2026.

The financing takes the form of issuances of straight bonds with a nominal value of €1,000 per bond.

Research Tax Credit (CIR) Pre-financing

During August 2025, the Company received €0.3 million (net) from Neftys as pre-financing of the Research Tax Credit (Crédit d'Impôt Recherche - CIR) relating to the first half of 2025.

1.2.2. Strategic Development – Joint Venture in China

On October 6, 2025, Biophytis signed a memorandum of understanding for the creation of a Hong Kong-based joint venture with a consortium of Asian investors, including Ronghui Renhe Life Technology.

The purpose of the transaction is to support the clinical development and commercialization of BIO101 in Asia, particularly in China, Japan and South Korea.

The consortium intends to contribute up to US$20 million over a two-year period to finance the launch of a Phase 3 clinical trial in sarcopenia.

1.2.3. Relocation to Silver Innov' (Ivry-sur-Seine)

On July 30, 2025, Biophytis relocated its teams to new premises at Silver Innov', a business incubator and innovation center specializing in the silver economy, located in Ivry-sur-Seine.

This relocation represents an important milestone in the Group's strategy by strengthening its presence within an ecosystem dedicated to innovation in healthy ageing while creating new opportunities for collaboration with key stakeholders in the silver economy.

On a full-year basis, the relocation is expected to generate a positive financial impact of €174 thousand.

1.3. Events After the Reporting Date

Middle East Conflict

The geopolitical tensions that arose in the Middle East subsequent to the reporting date constitute a non-adjusting event after the reporting date and, accordingly, had no impact on the financial statements as of December 31, 2025. As of the date on which these financial statements were authorized for issue, the Company had not identified any significant direct impact on its operations.

Joint Venture in China

Subsequent to the reporting date, on June 2, 2026, the Company announced the filing of the incorporation documents for the Hong Kong joint venture. On June 9, 2026, the joint venture was officially registered under the name Biophytis Biopharmaceutical Group Limited.

The joint venture is intended to develop and commercialize BIO101 in Asian markets, particularly China, Japan and South Korea.

Within this framework, Biophytis intends to contribute certain intellectual property rights relating to BIO101, while its Asian partners are expected to finance the clinical development program in accordance with the agreements entered into by the parties.

Amendment to the Hexagon Capital Fund Bond Financing Facility

On February 27, 2026, the Company announced an amendment to the bond financing facility entered into with Hexagon Capital Fund on August 5, 2025, increasing the maximum principal amount from €1.0 million to €2.0 million and extending the facility's maturity until December 31, 2027.

On May 27, 2026, the Company announced a further amendment introducing a revolving drawdown feature under the facility.

These amendments are intended to optimize the use of the financing facility and enhance the Company's financial flexibility in pursuing its development programs.

On May 22, 2026, the Company executed the corresponding amendment agreement, the principal terms of which were publicly disclosed on May 27, 2026.

The amendment provides for:

- a revolving drawdown facility;
- maintenance of the maximum financing capacity at €2.0 million; and
- a reduction in the interest rate applicable to the bonds.

This post-balance sheet event has no impact on the annual financial statements as of December 31, 2025.

However, actual drawdowns under the facility remain subject to the applicable contractual conditions and, in the current context of the suspension of trading of the Company's shares, to the Company's ability to issue or deliver securities.

Accordingly, as of the date on which the financial statements were authorized for issue, the facility cannot be considered a fully available source of financing.

Capital Increase and Repayment of Atlas Variable-Rate Convertible Debt

On March 11, 2026, Biophytis completed a capital increase for a gross amount of €2.015 million (€1.625 million net), through the issuance of new shares accompanied by warrants, with the waiver of existing shareholders' preferential subscription rights.

The proceeds were used to fully repay the outstanding variable-rate convertible bond debt in the amount of €1.015 million, thereby strengthening the Company's balance sheet and significantly reducing its indebtedness.

Transaction fees and related costs associated with this financing amounted to €390 thousand.

Note 2 : Accounting Principles, Rules and Methods

On November 4, 2022, the Autorité des Normes Comptables (ANC) adopted Draft Regulation No. 2022-06 amending the French General Chart of Accounts (Plan Comptable Général) with a view to modernizing the financial statements and the chart of accounts. This regulation amends ANC Regulation No. 2014-03. The final regulation was approved by ministerial order dated December 26, 2023.

The regulation became effective for financial years beginning on or after January 1, 2025.

Changes in Accounting Policies

<u>The main changes introduced by the new regulation are as follows:</u>

- A new definition of Exceptional income and expense ("résultat exceptionnel") and a reduction in its scope.

Exceptional income and expense now include income and expenses directly related to a major and unusual event, together with a limited number of items classified as exceptional by nature, including:

  - tax-related accounting entries;
  - changes in accounting policies (where recognized through profit or loss); and
  - corrections of prior-period errors.

- The elimination of the "transfers of expenses" ("transferts de charges") accounting mechanism. Amounts previously recognized under this heading are now presented as a deduction from the corresponding expense caption or under "Other income", as appropriate.
- Changes to the format of the financial statements.

The financial statements for the year ended December 31, 2025 have been prepared and presented in accordance with the provisions of this regulation.

The application of this new regulation did not have a material impact on the Company's annual financial statements.

Impact of the change in accounting policies:

The main impacts of the new regulation on the 2025 financial statements are as follows:

- Prepaid expenses, previously presented under a separate accruals and deferrals caption, are now presented within Trade and other receivables, in accordance with the new balance sheet format.
- Income and expense items previously presented under captions that have been removed or amended have been reclassified based on their economic nature.
- Items previously recognized under the "transfers of expenses" accounts have been reclassified to the captions reflecting their underlying nature, in accordance with the new regulation.
- Items presented within exceptional income and expense have been reviewed in order to retain only those transactions meeting the definition of exceptional items under ANC Regulation No. 2022-06.

These reclassifications did not affect the net income for the year ended December 31, 2024, as presented for comparative purposes.

Items in 2024 Income Statement	Published 2024	Published 2024 K€	Reclassificaton	Restated 2024	Restated 2024 K€	Items in 2025 Income Statement
Reversals of depreciation, amortization & prov.; expense reclassifications	-59 909	-60		-59 909	-60	Reversals of depreciation & provision
Fines, tax and criminal penalties	700	1	-700	0	0	
Non-recurring depreciation and provisions	18 500	19	700	19 200	19	Non recurring expenses
Extraordinary income from operating items	-62 000	-62		-62 000	-62	Non recurring income
			0			

Balance Sheet and Income Statement for the year ended December 31, 2024, approved and published:

ASSETS (amounts in thousands of euros)	Notes	12/31/2024 Amounts	12/31/2024 Amort. Prov.	12/31/2024 Net amounts	12/31/2023 Amounts
INTANGIBLE ASSETS					-
Start-up costs					-
Development costs					-
Concessions, patents and similar rights	3.1	4,232	1,621	2,611	2,637
Other intangible assets					-
PROPERTY, PLANT AND EQUIPMENT					-
Land					-
Buildings					-
Technical installations, equipment and tools	3.1	397	332	65	77
Other tangible assets	3.1	228	206	22	37
Assets under construction					-
Advances and down payments	3.1				4
					-
FINANCIAL ASSETS					-
Other equity interests	3.2	296	296		-
Receivables related to equity interests	3.2	2,548	2,548		-
Other financial assets	3.2	126		126	126
TOTAL FIXED ASSETS		**7,827**	**5,002**	**2 825**	**2 881**
INVENTORIES AND WORK-IN-PROGRESS					
Goods (Merchandise inventory)					-
Advances and down payments on orders		82		82	79
					-
RECEIVABLES					-
Trade receivables and related accounts	4				-
Other receivables	4	1,299		1,299	2,463
Subscribed and called-up capital, unpaid					-
					-
OTHER CURRENT ASSETS					-
Marketable securities	5	(30)	(38)	8	9
Cash and cash equivalents	5	64		64	5,545
					-
PREPAYMENTS AND ACCRUED INCOME					-
Prepaid expenses	6	102		102	133
					-
TOTAL CURRENT ASSETS		**1,517**	**(38)**	**1,556**	**8,229**
Bond redemption premium		82		82	58
Translation difference - Assets		48		48	32
TOTAL ASSETS		**9,474**	**4,964**	**4,510**	**11,200**

(amounts in thousands of euros)	Notes	12/31/2024	12/31/2023
EQUITY			
Share capital	7	734	2,081
Share premiums (including merger and contribution premiums)	8	4,390	2,904
Revaluation surplus		-	-
Legal reserve		-	-
Statutory or contractual reserves		-	-
Regulated reserves		-	5,903
Other reserves		-	-
Retained earnings		(5,081)	-
Net income (loss) for the year		(9,386)	(14,255)
Investment grants		-	-
Regulated provisions		-	-
TOTAL EQUITY		**(9,343)**	**(3,367)**
OTHER EQUITY INSTRUMENTS		-	-
Proceeds from participatory securities issuance		-	-
Conditional advances	9	985	910
TOTAL OTHER EQUITY INSTRUMENTS		**985**	**910**
PROVISIONS FOR LIABILITIES AND CHARGES			
Provisions for contingencies	10	227	255
Provisions for charges		22	14
TOTAL PROVISIONS		**248**	**269**
LIABILITIES			
Convertible bond borrowings	11	4,927	1,544
Other bond borrowings	11	1,026	4,015
Loans and borrowings from credit institutions		-	-
Bank overdrafts		-	2
Other financial borrowings and liabilities		-	200
Advances and down payments received on orders in progress		-	-
Trade payables and related accounts	12	4,808	5,764
Tax and social liabilities	13	1,632	1,652
Liabilities on fixed assets and related accounts	13	-	-
Other liabilities	13	109	-
		-	-
PREPAID INCOME		-	-
Deferred revenue		-	178
TOTAL LIABILITIES		**12,500**	**13,355**
Translation difference - Liabilities		119	34
TOTAL LIABILITIES AND EQUITY		**4,510**	**11,200**

PROFIT & LOSS ACCOUNT (amounts in thousands of euros)	Notes	12/31/2024 12 months	12/31/2023 12 months
OPERATING INCOME			
Sales of goods		-	-
Revenue from sold production		-	-
NET REVENUE (NET SALES)		**-**	**-**
Change in inventories of finished goods		-	-
Operating subsidies		178	-
Reversals of depreciation, amortization & prov.; expense reclassifications	14	60	200
Other operating income	14	385	4
TOTAL OPERATING INCOME		**623**	**204**
OPERATING EXPENSES			
Purchases of goods		-	-
Change in inventory of goods		-	-
Purchases of raw materials and other supplies	14	57	946
Change in inventory of raw materials and supplies		-	-
Other purchases and external charges	14	5,434	8,825
Taxes and related levies	14	180	281
Wages and salaries	14	2,853	2,947
Social security contributions	14	1,233	1,480
DEPRECIATION, AMORTIZATION AND PROVISIONS			
Depreciation of fixed assets	3.1	288	257
Provisions on current assets		-	-
Provisions for risks and charges		-	-
Other operating expenses		175	142
TOTAL OPERATING EXPENSES		**10,220**	**14,878**
OPERATING RESULT (OPERATING INCOME / LOSS)		**(9,597)**	**(14,674)**
Financial income	15	572	1,135
Financial expenses	15	1,493	1,916
FINANCIAL RESULT		**(921)**	**(781)**
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX		**(10,518)**	**(15,455)**
Non-recurring income	16	62	-
Non-recurring expenses	16	19	361
NON-RECURRING RESULT		**43**	**(361)**
Employee profit-sharing		-	-
Income tax	17	(1,089)	(1,561)
NET INCOME (LOSS) FOR THE PERIOD		**(9,386)**	**(14,255)**

2.1 Basis of Preparation of the Financial Statements

The annual financial statements of Biophytis S.A. have been prepared in accordance with the provisions of the French Commercial Code applicable to annual financial statements and with ANC Regulation No. 2014-03 relating to the French General Chart of Accounts (*Plan Comptable Général*), as amended, in particular by ANC Regulation No. 2022-06 of November 4, 2022, relating to the modernization of financial statements, applicable to financial years beginning on or after January 1, 2025.

The general accounting principles have been applied in accordance with the French General Chart of Accounts, on the basis of the principle of prudence and the following fundamental accounting assumptions:

- going concern;
- consistency (accrual basis); and
- consistency of accounting methods from one financial year to the next,

and in accordance with the general rules governing the preparation and presentation of annual financial statements.

The financial statements have been prepared using the historical cost convention.

The principal accounting policies are described below.

Going concern

Since its incorporation, the Company has incurred operating losses and generated negative cash flows. As of July 24, 2026, the date on which these financial statements were authorized for issue, the Company's cash and cash equivalents are not sufficient to finance its operations over the next twelve months.

In this context, the Company will require substantial additional financing to continue the development of its drug candidates. The precise extent of these financing needs is difficult to estimate and will depend on numerous factors, some of which are beyond the Company's control. These uncertainties include, but are not limited to:

- the Company's ability to successfully conduct its clinical trials, including its ability to enroll patients in a timely manner;
- developments in the regulatory environment, particularly with respect to obtaining marketing authorization; and
- the approval of competing products that could reduce the commercial attractiveness of the Company's drug candidates.

As part of its ongoing efforts to adapt its cost structure to available financial resources, the Company has implemented a cost-saving plan and adjusted its operating cost base. In parallel, the Company is negotiating with its suppliers and other creditors to extend payment terms to preserve its cash runway. In addition, the Company has initiated several measures aimed at restructuring its financial debt.

Accordingly, on January 8, 2025, the Company announced a refinancing transaction resulting in net cash proceeds of €2.35 million, consisting of €1.96 million generated through the conversion of Atlas variable-rate convertible bonds (ORNANE) and €0.39 million contributed by the Chief Executive Officer and Hobby Import S.A. On March 26, 2025, the Company also announced the successful completion of a private placement generating net proceeds of €1.6 million.

Since December 31, 2024, the Company has also implemented several transactions designed to strengthen its capital structure, including the conversion of a significant portion of its financial debt into equity, the full repayment of the variable-price convertible debt held by Atlas Capital, and the restructuring of the Kreos Capital debt through an extension of its maturity. These transactions reduced certain short-term financial obligations and improved the Company's financial flexibility.

In August 2025, the Company set up a bond financing facility with a maximum amount of €1.0 million, the available commitment of which was increased to €2.0 million pursuant to an amendment executed on February 27, 2026. A further amendment entered into in May 2026 provided more flexible terms for this financing facility, notably through the introduction of a revolving drawdown feature and a reduction in the financing cost.

The Company notes, however, that although the facility is contractually available under the terms of the agreements entered into with Hexagon Capital Fund, its effective utilization remains dependent in practice on several factors, including the resumption of trading in the Company's shares, market conditions and the Company's ability to implement the contractual drawdown and repayment mechanisms. Accordingly, the availability of this financing facility constitutes a key assumption of the Company's financing plan. While the suspension of trading in the Company's shares could, where applicable, affect the drawdown conditions or the amount that may ultimately be drawn under the facility, the Company considers that, as of the date these financial statements were authorized for issue, this circumstance does not affect the contractual availability of the facility.

Furthermore, as of the date these financial statements were authorized for issue, the Company has overdue payables with certain suppliers and social security authorities. The Company has entered into discussions with its principal creditors to obtain payment extensions, and standstill arrangements or repayment plans. However, certain agreements have not yet been finalized or remain subject to compliance with the agreed repayment schedules. Failure to comply with these repayment schedules could result in the immediate acceleration of certain liabilities and further increase the pressure on the Company's liquidity.

All these factors have been considered by Management in their assessment of the Company's ability to continue as a going concern, together with the other assumptions underlying the Company's financing and development plan.

Based on the receipt of the funds referred to above, the implementation of the bond financing arrangements, and the transactions, plans and assumptions reviewed by the Board of Directors on July 24, 2026, the Company believes that it has sufficient cash and cash equivalents to fund its operations through September 2026. Beyond that date, the continuation of the Company's operations will depend on its ability to secure additional financing, the effective resumption of trading in its shares, the availability of funding under the Hexagon facility, the successful completion of additional financing or partnership transactions, and the continuation of the agreements entered into, or currently under negotiation, with its creditors.

In view of the Company's cash position and the uncertainty surrounding the completion of additional short-term financing, the Company considers that a material uncertainty exists that may cast significant doubt on its ability to continue as a going concern over the twelve-month period following the date on which these financial statements were authorized for issue.

Accordingly, the Company may not be able to realize its assets and discharge its liabilities in the normal course of business.

Based on these factors, the Board of Directors has prepared the financial statements on a going concern basis.

2.2 Intangible Assets

Intangible assets primarily consist of purchased patents and trademarks, as well as capitalized costs related to the IPO project.

Intangible assets are measured at acquisition cost or production cost.

Assets with a finite useful life are amortized on a straight-line basis over their period of use by the Company, as follows:

Asset Type	Amortization Period
Purchased patents	Estimated useful life of patents (19 to 20 years) – Straight-line
Software	3 to 5 years – Straight-line

The value of intangible assets is tested for impairment whenever an indication of loss in value is identified. The impairment test compares the net book value of these assets with the present value of future cash flows based on medium-term business plans. If the net book value exceeds the discounted cash flows, an impairment loss is recognized for the difference.

Expenses related to patent registration and research and development activities are recognized directly in the income statement.

2.3 Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost (purchase price and related costs) or at production cost.

Depreciation schedules are determined based on the actual useful life of the assets.

The main depreciation periods and methods are as follows:

Asset Type	Depreciation Period
Laboratory equipment	3 to 5 years – Straight-line
Installations and fittings	3 to 5 years – Straight-line
Office and IT equipment	3 to 5 years – Straight-line
Office furniture	3 to 5 years – Straight-line

2.4 Financial Assets

Equity investments are recognized on the balance sheet at acquisition cost. Their value is reviewed annually based on their utility value, which takes into account the current and projected profitability of the subsidiary and the share of equity held. A provision for impairment is recorded if the utility value is lower than the acquisition cost.

Loans and receivables are recorded at nominal value and are impaired through a provision, if necessary, to reflect their recoverable value at the balance sheet date.

- **Research Tax Credit (CIR)**

Research tax credits are granted by the French government to encourage companies to carry out technical and scientific research. Companies whose expenses meet the required criteria receive a tax credit that can be either:

(i) offset against corporate income tax due for the year the credit is granted or over the next three fiscal years, or

(ii) refunded to the Company in the case of an excess balance, under certain conditions.

If a company meets certain criteria regarding revenue, staff size, or total assets, qualifying it as a small or medium-sized enterprise (SME) under EU definitions, it may request immediate reimbursement of the research tax credit. Biophytis qualifies as such.

The research tax credit is presented in the income statement as a credit to the "income tax" line.

- **Grants**

Grants received are recorded as soon as the corresponding receivable becomes certain, taking into account the conditions attached to the grant.

Grants are recognized as income over the period in which the corresponding eligible expenses are incurred, to ensure matching of costs and revenues.

2.6 Marketable Securities

Marketable securities are recorded on the asset side of the balance sheet at their acquisition cost.

Provisions for impairment, if necessary, are determined by comparing the acquisition cost with the probable realizable value.

Liquidity Agreement

Treasury shares acquired under the liquidity agreement set up by the Company are measured at purchase price. They are compared with their probable trading value and impaired if necessary.

2.7 Foreign Currency Transactions

Expenses and income denominated in foreign currencies are recorded at their equivalent value in euros on the transaction date.

Foreign currency receivables and payables outstanding at the end of the fiscal year are translated at the exchange rate prevailing at the closing date.

Any resulting differences from translating foreign currency receivables and payables at the closing rate are recorded on the balance sheet under translation adjustments (assets and liabilities). Translation assets are provisioned for risk and charges for the same amount.

2.8 Share Capital Increase Expenses

Expenses related to share capital increases and contributions are directly deducted from share premiums.

2.9 Provisions for Risks and Charges

These provisions, recorded in accordance with CRC Regulation No. 2014-03, are intended to cover risks and charges arising from ongoing or past events, whose occurrence is probable, the amount can be estimated, but where the timing, occurrence, or amount remain uncertain.

2.10 <u>Retirement Termination Benefits</u>

Future payments corresponding to employee retirement benefits are assessed using actuarial methods based on assumptions such as salary increases, retirement age, and mortality rates, and then discounted to present value.

These commitments are not provisioned in the balance sheet but are disclosed as off-balance sheet commitments.

2.11 <u>Borrowings</u>

Borrowings are recognized at nominal value.

Issuance costs are immediately expensed.

Accrued interest is recorded as a liability based on the interest rate specified in the contract.

2.12 <u>Financial Instruments</u>

A financial instrument that does not meet the definition of equity is classified in an intermediate category between equity and debt, when, based on the contractual terms and economic conditions of the issue, its repayment is at the sole discretion of the issuer.

2.13 <u>Conditional Advances</u>

Conditional advances received from public entities to fund research activities or business development projects are presented under liabilities as “Conditional advances”.

Such operations may result in:

- Success of the project, in which case the advance must be repaid according to the contractual repayment schedule;
- Failure of the project, in which case the public body may partially or fully forgive the debt. This forgiveness is then considered as a government grant.

In the event of a confirmed project failure, the debt forgiveness is recorded as a subsidy.

2.14 <u>Research and Development Expenses</u>

Research and development costs for products are expensed in the fiscal year in which they are incurred.

Note 3 : Intangible, Tangible and Financial Assets

3.1 Intangible and Tangible Assets

GROSS VALUE OF FIXED ASSETS (amounts in thousands of euros)	12/31/2024	Acquisitions	Disposals	12/31/2025
Start-up and Development Costs	-	-	-	-
Other Intangible Assets	4 232	180	-	4 412
Assets under construction - Advances and down payments	-	-	-	-
Total Intangible Assets	**4 232**	**180**	**-**	**4 412**
Technical Installations, Equipment and Industrial Tools	397	-	-	397
General Installations, Fixtures and Fittings	88	-	-	88
Office Equipment, IT and Furniture	139	-	-	139
Assets under construction - Advances and down payments	-	11	-	11
Total Tangible Assets	**625**	**11**	**-**	**636**
TOTAL	**4 857**	**191**	**-**	**5 048**

DEPRECIATIONS OF FIXED ASSETS (amounts in thousands of euros)	Amortization Period	Mode	12/31/2024	Increases	Decreases	12/31/2025
Start-up and Development Costs			-			-
Other Intangible Assets	20 years	Straight-line	1 621	386	-	2 007
Total Intangible Assets			**1 621**	**386**	**-**	**2 007**
Technical Installations, Equipment and Industrial Tools	3 to 5 years	Straight-line	332	26	-	357
General Installations, Fixtures and Fittings	3 to 5 years	Straight-line	79	2	-	81
Office Equipment, IT and Furniture	3 to 5 years	Straight-line	127	9	-	135
Total Tangible Assets			**538**	**36**	**-**	**574**
TOTAL			**2 158**	**422**	**-**	**2 580**

The Other intangible assets correspond to patents that the Company co-owns with public partners.

As part of the intellectual property agreement signed with the Chief Executive Officer of the Company, the total rights of use for patents acquired from the CEO amounted to €1,980 thousand as of December 31, 2025 (€1,800 thousand as of December 31, 2024) and are amortized over a period of 19 years.

Of this amount, €90 thousand was contributed as part of the capital increase completed in January 2025 and settled through the offset of a receivable, resulting in the subscription for 300,000 new shares at a subscription price of €0.30 per share.

3.2 Financial Assets

GROSS VALUE OF FINANCIAL ASSETS (amounts in thousands of euros)	12/31/2024	Acquisitions	Disposals	12/31/2025
Other investments	296	-	-	296
Receivables related to investments	2 548	419	517	2 450
Other financial assets	126	-	126	0
Total FINANCIAL ASSETS	**2 970**	**419**	**643**	**2 746**

DEPRECIATIONS FINANCIAL ASSETS (amounts in thousands of euros)	12/31/2024	Increases	Decreases	12/31/2025
Other investments	296			296
Receivables related to investments	2 548	24	122	2 450
Other financial assets			-	
Total FINANCIAL ASSETS	**2 844**	**24**	**122**	**2 746**

The financial fixed assets consist of:

- Equity investments and related receivables in the subsidiary Instituto Biophytis Do Brasil, amounting to €295 thousand and €695 thousand respectively, fully impaired due to the subsidiary's lack of activity since 2010;
- Equity investments and receivables related to equity investments in the subsidiary Biophytis Inc., established in September 2015, amounting to €1 thousand and €1,775 thousand, both fully impaired;

Note 4 : Other Receivables and Prepaid expenses

The tables below provide a breakdown of the components of the 'Receivables' line items as of December 31, 2025, as well as their maturities: due within one year or beyond one year:

RECEIVABLES (amounts in thousands of euros)	12/31/2025		
	Gross amount	< 1 Year	> 1 year
Trade receivables and related accounts	-	-	-
Research Tax Credit (CIR) (1)	264	264	-
Value-Added Tax	613	613	-
Accrued income	9	9	-
Other receivables (2)	431	431	-
TOTAL	**1 317**	**1 317**	**-**

(1) The Research Tax Credit (Crédit d'Impôt Recherche – "CIR") receivable corresponds to the French Research Tax Credit for the 2025 financial year, amounting to €572 thousand (including €45 thousand relating to the Innovation Tax Credit (Crédit d'Impôt Innovation – "CII")), net of the portion assigned to Neftys under the receivables assignment agreement entered into in connection with the pre-financing of the Research Tax Credit. In the absence of taxable income, the Research Tax Credit receivable is eligible for early reimbursement in the year following that in which it is recognized.

CIR Gross amount	**527**
CII Gross amount	**45**
Pre-financed amount	**308**
Remaining amount recognized as an asset	**264**

(2) Other receivables primarily include €414 thousand relating to holdbacks in connection with the partial pre-financing of the Company's Research Tax Credit receivables.

Accrued income consists of:

ACCRUED INCOME (amounts in thousands of euros)	12/31/2025
Other receivables	
Social security and welfare – Accrued income	8
State – Grants and subsidies receivable	2
Total Other receivable	**9**
TOTAL	**9**

Note 5 : Cash and Cash equivalents

The table below presents a breakdown of Cash and Cash equivalents:

CASH AND CASH EQUIVALENTS (amounts in thousands of euros)	12/31/2025	12/31/2024
Liquidity contract - cash balance	2	7
Banks & Petty cash	187	66
TOTAL	**189**	**73**

Note 6 : Prepaid Expenses and Prepaid revenues

The amount of prepaid expenses by nature is analyzed as follows :

ACCRUED INCOME (amounts in thousands of euros)	12/31/2025
Other receivables	
Social security and welfare – Accrued income	8
State – Grants and subsidies receivable	2
Total Other receivable	**9**
TOTAL	**9**

Note 7 : Equity

As of December 31, 2025, the share capital amounts to €84,242 and is composed of 42,121,348 fully paid-up shares with a nominal value of €0.002 each.

During the 2025 financial year, the share capital evolved as follows:

	Number of shares	Nominal amount (in thousands of euros)
Capital on December 31, 2024	**7 342 804**	**734**
Capital increase (1)	7 274 281	927
Conversion of convertible bonds (2)	20 988 890	1 648
Exercise of share warrants (3)	3 065	0
Vesting of free shares (4)	1 950 000	195
Capital reduction (5)		-3 877
Conversion of prefunded BSAs (6)	4 562 308	456
Capital on December 31, 2025	**42 121 348**	**84**

(1) During 2025, the Company completed two share capital increases:

- On January 8, 2025, in connection with the refinancing transaction, the Company carried out a share capital increase for a total gross amount of €890 thousand, paid up through a cash contribution of €500 thousand (including share premium) and €390 thousand by way of set-off against receivables (including share premium), of which €90 thousand related to a receivable held by the Chief Executive Officer. This transaction resulted in the issuance of 2,966,667 new ordinary shares at a subscription price of €0.30 per share (including a €0.20 share premium per share).
- On March 26, 2025, the Company completed a share capital increase for a total amount of €1,119,979.64, fully paid in cash (including share premium), through the issuance of 4,307,614 new ordinary shares at a subscription price of €0.26 per share (including a €0.16 share premium per share).

(2) During 2025, the Company completed several debt-to-equity conversions relating to a portion of its financial debt owed to Kreos and Atlas:

- Accordingly, on January 8, 2025, in connection with the above-mentioned share capital increase, convertible bonds with an aggregate amount of €1,663,914 were converted into equity, comprising €475,200 relating to Kreos and €1,188,714 relating to Atlas (including share premium), at a conversion price of €0.30 per share. This transaction resulted in the issuance of 5,546,380 new ordinary shares, including 1,584,000 shares issued to Kreos and 3,962,380 shares issued to Atlas, at a subscription price of €0.30 per share (including a €0.20 share premium per share).
- Subsequently, pursuant to decisions of the Chief Executive Officer dated September 24, 2025, October 20, 2025 and November 10, 2025, Kreos converted fixed-rate convertible bonds in the respective amounts of €418,974, €900,000 and €480,000, representing an aggregate amount of €1,798,974. These conversions resulted in the issuance of 5,996,580 new ordinary shares at a subscription price of €0.30 per share (including a €0.20 share premium per share).
- Pursuant to a decision of the Chief Executive Officer dated July 17, 2025, Atlas converted €1,257,090 of fixed-rate convertible bonds, resulting in the issuance of 4,190,300 new ordinary shares at a subscription price of €0.30 per share (including a €0.20 share premium per share).

During 2025, pursuant to two decisions of the Chief Executive Officer dated October 20, 2025 and December 17, 2025, the Company converted a total of seven variable-rate convertible bonds (ORNANE) held by Atlas, representing an aggregate amount of €186,134.28 (including €175,000 in principal), resulting in the issuance of 1,672,824 new ordinary shares.

During 2025, the Company redeemed 300 straight bonds with a nominal value of €1,000 each, representing an aggregate amount of €300,000, held by Hexagon Funds, resulting in the issuance of 3,582,806 new ordinary shares.

(3) During 2025, 3,065 share warrants (BSAs) were exercised. As a result, the Company's share capital was increased through the issuance of 3,065 new ordinary shares, with an aggregate share premium of €19 thousand.

(4) During 2025, 1,950,000 free shares vested, resulting in an increase in share capital of €195 thousand. The corresponding amount was charged against the share premium account.

(5) The Company carried out a capital reduction through a reduction in the nominal value of its shares. At the Combined Shareholders' Meeting held on November 13, 2025 (10th resolution), shareholders authorized the Board of Directors to delegate to the Chief Executive Officer the implementation of a capital reduction. Acting under this authorization, the Board of Directors, at its meeting held on October 30, 2025, sub-delegated this authority to the Chief Executive Officer, who, on November 21, 2025, resolved to reduce the nominal value of the Company's shares from €0.10 to €0.002 per share. The capital reduction resulted in an amount of €3,877 thousand being allocated to retained earnings.

(6) During 2025, 4,562,308 warrants (BSAs) (or pre-funded units) held by Armistice Capital were exercised. These warrants had been granted pursuant to a decision of the Chief Executive Officer dated July 18, 2023, acting under the authority delegated by the Board of Directors on July 4, 2023, in connection with a share capital increase. The exercise of these warrants resulted in the issuance of 4,562,308 new ordinary shares. As of December 31, 2025, 1,130,000 warrants (BSAs) (or pre-funded units) remained outstanding.

Treasury Shares

As part of the liquidity agreement signed with Invest Securities, the Company held 31,605 treasury shares as of December 31, 2025, valued at €2 thousand and recognized as a deduction from equity. The uninvested portion of the liquidity agreement is recognized under marketable securities and cash in the amount of €4 thousand as of December 31, 2025, compared to €13 thousand as of December 31, 2024.

Note 8 : Share subscription warrants (BSA), Business creator shares subscription warrants (BSPCE) and Bonus share allocations (AGA)

In accordance with French accounting principles, the grants of share warrants for company creators (BSPCE), free shares (AGA), and share subscription warrants (BSA) did not result in the recognition of an expense in the statutory financial statements.

Share subscription warrants (BSA)

During 2025, the outstanding share warrants (BSAs) changed as follows:

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		12/31/2024	Allocated	Exercised	Expired	12/31/2025	
BSA_{2020}	4/7/2020	2,456,630		(22,400)	-	2,434,230	6,086
BSA_{2021}	6/17/2022	398,476			-	398,476	996
BSA_{2022}	4/14/2023	927,233			-	927,233	2,318
BSA_{2023-7}	18/07/2023	1,333,334			-	1,333,334	3,333
$BSAR_{2023-11}$	11/17/2023	204,970,706		(1,203,600)	-	203,767,106	509,417
$BSAR_{2025-01}$	26/03/2025		9,999,922		-	9,999,922	9,999,922
$BSAR_{2025-02}$	26/03/2025		5,692,308	(4,562,308)	-	1,130,000	1,130,000
Total		**210,086,379**	**15,692,230**	**(5,788,308)**	**-**	**220,067,801**	**11,652,072**

It should be noted that the BSA_{2018}, BSA_{2020}, $BSA_{2023-07}$ and $BSA_{2023-11}$ were issued as part of financing operations, while the BSA2021 and BSA2022 were granted to members of the Board of Directors.

The exercise of 22,400 BSA_{2020} and 1,203,600 BSARs during the year resulted, after application of the conversion ratio of 400 warrants for one share, in the issuance of 56 and 3,009 new ordinary shares, respectively, representing a total of 3,065 new ordinary shares, as presented in the statement of changes in share capital.

Share Subscription Warrants (BSA) related to the Kreos agreement

See Note 12.1 – Bond loan issued in favor of KREOS (KREOS 2021)

Founders' Share Warrants (BSPCE)

No BSPCE were granted during the 2025 financial year, as the Company has not met the eligibility criteria since 2022 (being incorporated for more than 15 years).

The change in the number of BSPCE outstanding as of December 31, 2025, is as follows:

Type	Allocation date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		12/31/2024	Allocated	Exercised	Expired	12/31/2025	
$BSPCE_{2019}$	04/03/2020	1,307,135			(13,211)	1,293,924	3,234
$BSPCE_{2020}$	12/22/2020	760,731			(25,246)	735,285	1,838
$BSPCE_{2021}$	9/15/2021	3,427,488			(812,574)	2,614,915	6,537
TOTAL		**5,495,354**	**0**	**0**	**(851,231)**	**4 644 123**	**11,609**

Allocation of bonus shares ("AGA")

On April 14, 2023, the Company granted 18,904,158 AGA2022 (free shares), allowing recipients to receive one ordinary share of the Company free of charge. A total of 18,853,398 shares, corresponding to 47,133 New Shares after the share consolidation of May 3, 2024, were definitively vested on April 14, 2024, and remain subject to a one-year holding period. The share consolidation was applied at a ratio of 1 New Share for 400 old shares.

In addition, the Company granted 54,000,000 free shares to the CEO on January 23, 2024, and 54,100,000 to all employees on February 5, 2024, for a total of 108,100,000 free shares, corresponding to 270,250 New Shares after the May 3, 2024 consolidation. These AGA2023 are subject to a one-year vesting condition, followed by a one-year holding period.

The evolution of outstanding AGAs (free shares) under vesting as of December 31, 2025, is as follows:

Type	Allocation date	Number of unvested free shares outstanding					Maximum number of shares that may be acquired
		12/312024	Allocated	Acquired	Expired	12/31/2025	
AGA_{2023}	01/23/2024	135,000				135,000	135,000
AGA_{2023}	05/02/2024	108,750				108,750	108,750
AGA_{2025}	05/16/2025		1,080,000			1,800,000	1,800,000
AGA_{2025}	05/16/2025		870,000			870,000	870,000
TOTAL		**243,750**	**1,950,000**	**-**	**-**	**2,193,750**	**2,193,750**

Note 9 : Repayable advances

REPAYABLE ADVANCES (amounts in thousands of euros)	OSEO Quinolia	OSEO Maculia	BPI Sarcob	BPI BIO 101 2016	AFM Téléthon	BPI BIO 201 2019	TOTAL
On December 31, 2024	-	-	-	-	400	585	985
(+) Cash inflow	-	-	-	-	-	-	-
(-) Repayment	-	-	-	-	-	(90)	(90)
On December 31, 2025	-	-	-	-	400	495	895

Current portion			-	-	-	105	**105**
One to 5 years			-	0	400	390	**790**
Over 5 years							**-**

Repayable advance from BPI France – "BIO 101" project

As part of an agreement signed with BPI France on November 28, 2016, the Company received a repayable advance of €1,100 thousand, disbursed in several installments and bearing no interest, for the "production of clinical batches, regulatory preclinical and Phase 1 clinical trials of BIO101 (20-hydroxyecdysone) for the treatment of sarcopenic obesity." As a result of the project's success, the Company has repaid this advance in quarterly installments of €55 thousand, up to June 30, 2024.

- **Collaboration agreement with AFM-Téléthon – "BIO 101" project**

Biophytis entered into a collaboration agreement with AFM-Téléthon on June 3, 2019, concerning the development of BIO101 (20-hydroxyecdysone) for the treatment of Duchenne Muscular Dystrophy (DMD) under the MYODA program. The Company received an amount of €400 thousand to finance certain additional preclinical trials and the preparation of the MYODA clinical study, which may be reimbursed under certain conditions. Repayment of the advance will take place over a two-year period starting from the authorization to launch Phase 3 of the MYODA clinical program, in equal semi-annual installments.

- **Repayable advance from BPI France – "BIO 201" project**

On August 23, 2019, the Company signed an agreement with BPI France for a conditional, interest-free repayable advance of €600 thousand, to be paid in installments, for its MACA program using Macuneos (BIO201), developed for dry age-related macular degeneration (AMD). The Company received €400 thousand in April 2021, and the remaining €200 thousand was received on August 13, 2024, upon program completion.

Additionally, the Company received a non-repayable subsidy of €120 thousand.

During 2024, the Company repaid €15 thousand. Quarterly repayments will continue in 2025, amounting to €90 thousand. Full repayment of the advance is scheduled for June 30, 2029.

Note 10 : Provisions for risks and charges

PROVISIONS (amounts in thousands of euros)	12/31/2024	12/31/2025			
	Opening balance	Additions	Reversals		Closing balance
			Used	Unused	
Provisions for litigation	18	38	-	-	56
Provisions for foreign exchange losses	48	100	-	(48)	100
Provisions for risks	161	-	-	-	161
Total provisions for risks	**227**	**138**	**-**	**(48)**	**317**
Provision for charges	22	7	-	-	28
Total provisions for charges	**22**	**7**	**-**	**-**	**28**
TOTAL Provisions	**248**	**145**	**-**	**(48)**	**346**

Note 11 : Borrowings and Financial Liabilities

MOVEMENTS IN BOND BORROWINGS amounts in thousands of euros)	NON CONVERTIBLE BONDS					CONVERTIBLE BONDS						
	KREOS 3M250 - Tranche 2	KREOS 676,5K€ - Tranche 3	KREOS "STRAIGHT"	HEXAGON FUNDS	TOTAL	KREOS 11 2021 - Tranche 1	ORNANE ATLAS	KREOS 2025	ATLAS 2025	ATLAS 2025 (ORNANE)	TOTAL	TOTAL
On December 31, 2024	802	224	-	-	1 026	2 377	2 550	-	-	-	4 927	5 952
(+) Gross cash inflow	-	-	1 002	400	1 402	-	-	2 804	2 883	2 000	7 687	9 089
(+) Deposit	-	-	-	-	-	-	-	-	-	-	-	-
(+) Expenses charged to bond issue	-	-	125	3	129	-	-	-	-	247	247	375
(-) Conversion	0	-	-	-	-	-	-	(2 274)	(2 446)	(177)	(4 897)	(4 897)
(-) Other movement	-	-	-	-	-	-	-	-	-	-	-	-
(-) Repayment	(802)	(224)	-	(302)	(1 328)	(2 377)	(2 550)	-	-	-	(4 927)	(6 255)
On December 31, 2025	-	-	1 127	101	1 228	-	-	530	437	2 070	3 037	4 265

In early January 2025, Biophytis completed a comprehensive restructuring of its convertible bond financing instruments under a global agreement entered into with its main financial partners, Kreos Capital and Atlas Special Opportunities LLC.

This transaction was designed to simplify the Company's debt structure, realign debt maturities, and enhance its financial flexibility in order to support the advancement of its clinical development programs in 2025 and 2026.

Pursuant to the terms of the agreements signed on January 3, 2025, all outstanding convertible bonds issued under previous arrangements (including the Atlas 2021 Agreement and the Kreos 2020/2022 Agreement) were cancelled and replaced by:

- Two new fixed-rate convertible bond instruments with a common maturity date, issued respectively to Kreos and Atlas,
- A variable-rate convertible bond instrument (ORNANE) issued to Atlas, and
- A new straight bond issued to Kreos.

To support its ongoing operations, on August 5, 2025, the Company entered into a new bond financing agreement with Hexagon Capital Fund providing for a maximum financing amount of €1.0 million.

11.1 Fixed-Rate Convertible Bonds – Atlas / Kreos

The restructuring completed on January 3, 2025, resulted in the cancellation of all outstanding convertible bonds issued under previous financing agreements and the creation of two new fixed-rate convertible bond instruments ("Atlas 2025" and "Kreos 2025"), with a total nominal amount of €5,687,031. Each instrument carries a maturity date set at December 31, 2026:

Financing	Issue Date	Maturity Date	Total Nominal Value (€)	Number of Convertible Bonds Issued
Atlas 2025	January 3, 2025	December 31, 2026	2,883,210	2,883,210
Kreos 2025	January 3, 2025	December 31, 2026	2,803,821	2,803,821
Total	**—**	**—**	**5,687,031**	**5,687,031**

The new convertible bonds issued under this framework follow the same financial and contractual logic as the previous agreements, while incorporating adjustments aimed at limiting potential dilution and aligning the debt maturity with the Company’s operational requirements.

Conversion Terms

These convertible bonds were issued with no coupon, allowing holders to convert all or part of their debt into new or existing shares at a conversion ratio of 3 to 1.

The number of new shares to be issued to the convertible bondholders upon delivery of a conversion notice will be calculated using the following formula:

$$Nac = RC \times Noc$$

Where:

Nac means the number of new shares to be issued (“Conversion Shares”),

RC means the conversion ratio (“Conversion Ratio”), and

Noc means the nominal amount of convertible bonds to be converted in accordance with the conversion notice (“Conversion Notice”).

If Nac is not an integer, the number of new shares will be rounded as follows:

- If the first decimal digit is greater than or equal to 5, Nac will be rounded up to the next whole number;
- If the first decimal digit is less than 5, Nac will be rounded down to the nearest whole number.

The conversion ratio will be determined as follows:

$$RC = 1 / 0.3$$

The bonds held by Kreos and Atlas are pari passu and may be converted at any time from the issue date.

As a result, the total number of new shares to be issued in the event of full conversion of the convertible bonds amounts to 18,956,770 shares.

During 2025, at the request of:

- Kreos Capital, the Company completed four conversions for an aggregate amount of €2,274,174, resulting in the issuance of 7,580,580 new ordinary shares at a conversion price of €0.30 per share;
- Atlas, the Company completed two conversions for an aggregate amount of €2,445,804, resulting in the issuance of 8,152,680 new ordinary shares at a conversion price of €0.30 per share.

As of December 31, 2025, the remaining debt available for conversion amounted to €967 thousand, corresponding to 3,223,510 potential new ordinary shares:

	Start date	Maturity	Convertible bond debt		Conversions (K euro)			**Outstandind convertible bond debt K euros**
			Number OC	**Amount K€**	1st sem.	2nd sem.	Total	
ATLAS	01/03/2025	12/31/2026	2 883 210	**2 883**	1 189	1 257	2 446	**437**
KREOS	01/03/2025	12/31/2026	2 803 821	**2 804**	475	1 799	2 274	**530**
			5 687 031	**5 687**	1 664	3056	**4 720**	**967**

11.2 Variable-Rate Convertible Bond – Atlas 2025 Agreement (ORNANE)

As part of the reorganization of its financial structure, Biophytis signed on January 3, 2025, an Amendment No. 2 to the agreement for the issuance of bonds redeemable in cash and/or in new and existing shares ("ORNANE") initially concluded with Atlas Special Opportunities LLC on June 14, 2021, and already amended once on June 14, 2024 (the "Atlas ORNANE Agreement").

This amendment resulted in a full restructuring of the ongoing financing framework, including:

- The immediate maturity and repayment of the convertible bonds outstanding under previously issued tranches,
- The termination of seven (7) out of the eight (8) remaining tranches, each with a nominal amount of €2.0 million, totaling €14.0 million, and
- The revision of the issuance and conversion terms of the last tranche, with a nominal amount of €2.0 million, now designated as "ORNANE Atlas 2024."

The new ORNANE Atlas 2024 were issued on January 3, 2025, with a nominal value of €25,000 per bond and a two-year maturity, i.e., until December 31, 2026.

They retain the same variable conversion ratio as set out in the initial 2021 agreement, but conversion cannot occur before the earliest of the following events:

- Nine (9) months after the subscription date,
- The completion of sufficient financing to cover the 12-month working capital requirements, or
- The sale on the market of less than 25% of the total number of shares resulting from the conversion of the Kreos 2024 convertible bonds.

The ORNANE Atlas 2024 bear an annual interest rate of 12.5%, payable either at maturity or upon bond conversion. Interest may be settled either in cash or, at the Company's discretion, in new shares issued at a price corresponding to 80% of the volume-weighted average price (VWAP) on the trading day preceding the payment date.

The Company also retains the option to redeem the bonds in cash up to 110% of the principal amount. In the absence of redemption or conversion at maturity, the bondholder will be obliged to convert the ORNANE into shares.

During 2025, the Company redeemed seven ORNANEs through conversion, representing an aggregate amount of €186,134.28 (including €175,000 in principal). These conversions resulted in the issuance of 1,672,824 new ordinary shares.

Interest paid in connection with these conversions amounted to €11 thousand during the year. As of December 31, 2025, accrued interest amounted to €247 thousand.

11. 3 KREOS non-convertible bonds

As part of the restructuring of its financial debt, Biophytis entered into a new financing agreement with Kreos Capital (now Kreos/BlackRock) on January 3, 2025, for a total nominal amount of €1,002,084, replacing the previous non-convertible loan facility.

This agreement forms part of the broader financial reorganization announced on January 8, 2025, which also included the implementation of the new Atlas 2025 and Kreos 2025 convertible bond instruments.

Under the terms of the agreement, the loan is repayable over 18 monthly instalments following a six-month grace period during which no principal repayments are due. Consequently, amortization of the principal will commence in the second half of 2025 and continue until maturity.

Transaction costs of €23.6 thousand were deducted from the nominal amount at inception. In addition, the fair value of the financial liability was adjusted downward by €143.8 thousand, reflecting the difference between the market rate and the contractual rate, resulting in an initial balance sheet recognition of €834.7 thousand at issuance.

As of December 31, 2025, the Company was in default under the Kreos financing agreement due to the non-payment of certain amounts of principal and interest. An amendment entered into in March 2026 provided for a temporary suspension of payments and a revised repayment schedule. As of the date on which these financial statements were authorized for issue, certain instalments under this revised repayment schedule had not been paid.

11. 4 2025 Hexagon Non-Convertible Bond Financing

On August 5, 2025, Biophytis announced the establishment of a €1.0 million bond financing facility with Hexagon Capital Fund, including an initial subscription of €100 thousand. The proceeds from this private financing facility provide Biophytis with additional resources to fund its ongoing operations, primarily the continued clinical development of the OBA101 program. This transaction strengthens the Company's cash position and enables it to meet its funding requirements through the first quarter of 2026.

The financing takes the form of issuances of non-convertible bonds with a nominal value of €1,000 each. The bonds are repayable on a semi-monthly basis over a 24-month period and bear interest at a rate of 12% per annum, payable semi-monthly.

As of December 31, 2025, the Company had completed four drawdowns under the facility, representing an aggregate principal amount of €400 thousand, repayable in shares. During 2025, 3,582,806 ordinary shares were issued in settlement of these bonds, with the remaining 2,153,404 ordinary shares expected to be issued during 2026.

Note 12 : Maturities of Financial Liabilities at Closing

LIABILITIES (amounts in thousands of euros)	**31/12/2025**			
	Gross amount	**Less than 1 year**	**Between 1 and 5 years**	**More than 5 years**
Repayables advances				
Repayables advances	895	105	790	-
Total Repayables advances	**895**	**105**	**790**	**-**
Financial liabilities	**-**	**-**	**-**	**-**
Convertible bonds	3 140	3 140	-	-
Other bonds	1 127	1 127	-	-
Bank overdrafts	-	-	-	-
Borrowings from credit institutions	-	-	-	-
Other loans and borrowings	-	-	-	-
Total Financial liabilities	**4 267**	**4 267**	**-**	**-**
Operating payables				
Trade payables and related accounts	5 052	5 052	-	-
Personnel and related accounts	524	524	-	-
Social security and other social organizations	1 635	1 635	-	-
VAT	-	-	-	-
Other taxes and levies	140	140	-	-
Amounts payable on fixed assets and related accounts	-	-	-	-
Other payables	222	222	-	-
Total Operating liabilities	**7 572**	**7 572**	**-**	**-**
TOTAL	**12 735**	**11 945**	**790**	**-**

Note 13 : Details of Accrued Liabilities

Accrued expenses are analyzed as follows for the two reporting periods presented:

DETAILS OF ACCRUED LIABILITIES (amounts in thousands of euros)	**12/31/2025**	**12/31/2024**
Borrowings from credit institutions		
Accrued interest payable	247	-
Total borrowings from credit institutions	**247**	**-**
Current bank overdrafts		
Accrued expenses	-	-
Total current bank overdrafts	**-**	**-**
Trade payables and related accounts		
Suppliers – Invoices not yet received	670	1 432
Total trade payables and related accounts	**670**	**1 432**
Tax and social liabilities		
Personnel – Salaries payable	110	173
Personnel – Accrued vacation pay	338	223
Personnel – Accrued expenses	-	223
Social security contributions payable	419	224
Government – Accrued charges	97	64
Total tax and social liabilities	**964**	**734**
Other liabilities	222	109
Total other liabilities	**222**	**109**
TOTAL	**2 103**	**2 274**

Note 14 : Operating income and expenses

OPERATING INCOME (amounts in thousands of euros)	**12/31/2025**	**12/31/2024**
Revenue	-	-
Operating subsidies	-	178
Reversals of depreciation, amortization and provisions	2	60
Other operating income	11	385
TOTAL OPERATING INCOME	**12**	**623**

OPERATING EXPENSES (amounts in thousands of euros)	**12/31/2025**	**12/31/2024**
Other purchases and external charges	4 565	5 491
Taxes and related levies	82	180
Wages and salaries	1 996	2 853
Social security contributions	1 168	1 233
Depreciation, amortization and provisions	468	288
Book values of intangible and tangible fixed assets sold	-	-
Other operating expenses	159	175
TOTAL OPERATING EXPENSES	**8 438**	**10 221**

OPERATING RESULT (OPERATING INCOME / LOSS)	**(8 425)**	**(9 597)**

The decrease in external expenses was primarily attributable to the completion of the clinical trials conducted under the SARA and COVA programs, resulting in a significant reduction in subcontracting and consulting costs.

Note 15 : Financial income and expenses

FINANCIAL INCOME (amounts in thousands of euros)	**12/31/2025**	**12/31/2024**
Foreign exchange gains	0	101
Gains on disposal of treasury shares	2	9
Reversal of provision for exchange rate loss	-	-
Reversal of impairment of treasury shares	-	-
Reversal of financial provisions	170	202
Reversal of impairment of receivables	-	-
Other financial income	121	261
Total financial income	**293**	**572**

FINANCIAL EXPENSES (amounts in thousands of euros)	12/31/2025	12/31/2024
Losses on disposal of treasury shares	7	12
Provision for impairment of treasury shares	-	1
Provision for depreciation of current accounts	24	351
Provision for impairment of financial assets	-	136
Amortization of bond redemption premium Atlas	-	-
Other financial provisions	186	86
Interest expenses	15	100
Financial charges related to KREOS/ATLAS/HEXAGON	412	769
Financial penalty NEGMA	-	-
Foreign exchange losses	0	38
Total financial expenses	**644**	**1 493**
NET FINANCIAL RESULT	**(352)**	**(921)**

Note 16 : Non-recurring gain or loss

NON-RECCURING INCOME & EXPENSES (amounts in thousands of euros)	12/31/2025	12/31/2024
Non-reccuring income	-	62
Non recurring expenses	-	19
TOTAL NON RECURRING GAIN OR LOSS	**-**	**43**

In accordance with ANC Regulation No. 2022-06 regarding the definition of exceptional income and expense, the Company reviewed all transactions recognized during the financial year. This review did not identify any income or expenses directly related to a major and unusual event, nor any other transactions required to be recognized as exceptional income or expense within the meaning of this regulation. Accordingly, no items meet the new definition of exceptional income and expense, and no additional disclosures are required in these notes to the financial statements.

In 2024 published financial statements:

- Exceptional income, amounting to €62 thousand, consisted of the reversal of a provision for employment-related litigation in the amount of €62 thousand.
- Exceptional expense, amounting to €19 thousand, consisted of a provision for employment-related litigation of €18 thousand and fines of €700.

Note 17 : Income Tax

The amount recognized in the income statement in respect of corporate income tax for the year ended December 31, 2025 represents Research Tax Credit (Crédit d'Impôt Recherche – "CIR") income of €572 thousand, including €45 thousand relating to the Innovation Tax Credit (Crédit d'Impôt Innovation – "CII").

As of December 31, 2025, the Company had tax loss carryforwards available for an indefinite period amounting to €186 million.

Note 18 : Related parties

18.1 Compensation paid to corporate officers (excluding the grant of equity instruments)

In accordance with Article 834-2 of the French General Chart of Accounts (Plan Comptable Général), the executive officers of a société anonyme (public limited company) with a board of directors include the Chairman of the Board, Chief Executive Officers, as well as individual or corporate directors (and their permanent representatives).

The compensation due to the executive officers of Biophytis during the 2024 fiscal year is as follows:

		12/31/2025	
Designation of a third party	**Position**	**Amount of transactions entered into with the related party during the financial year**	**Other informations**
Mr Stanislas VEILLET	Chairman and Chief Executive Officer since May 22, 2015	290	-
Mr Claude. Allary	Director	30	-
Mme Nadine COULM	Director	35	-
Mr Jean MARIANI	Director	40	-
Total		**395**	

No post-employment benefits are granted to members of the Board of Directors.

18.2 Intellectual Property Agreement signed with the Company's Chief Executive Officer

On May 13, 2019, the Board of Directors approved the conclusion by the Company of an intellectual property transfer agreement with its Chairman and Chief Executive Officer, under which the latter transfers to the Company all intellectual property rights relating to his inventive activity within the Company, which he holds or may come to hold. The General Meeting held on June 28, 2019, approved this agreement between the Chairman and Chief Executive Officer and the Company. This agreement remained in force during the 2025 fiscal year.

On April 3, 2020, the Board of Directors approved the conclusion of an amendment to this transfer agreement. This agreement, which qualifies as a related-party agreement within the meaning of Article L.225-38 of the French Commercial Code, remains in effect.

During 2025, the Chairman and Chief Executive Officer received €180 thousand under this agreement. Of this amount, €90 thousand was used to subscribe for 300,000 new ordinary shares at a subscription price of €0.30 per share in connection with the January 2025 share capital increase, through the set-off of a receivable.

18.3 Consulting Agreement signed with Successful Life

On January 1, 2021, the Company entered into a service agreement with Successful Life SAS, owned by Jean Mariani, a member of the Company's Board of Directors. This agreement qualifies as a related-party agreement within the meaning of Article L.225-38 of the French Commercial Code. The agreement, initially set for one year and renewable by tacit consent, was approved by the Board on March 9, 2021. It provides for scientific and strategic advisory services relating to the biology of aging. The agreement stipulates a fixed remuneration of €450 per day, up to a maximum of €32.4K per year, as well as the reimbursement of expenses upon presentation of supporting documentation.

During 2025, the Company paid €5 thousand under this agreement.

18.4 Medical Director Services Agreement with Successful Life

On February 26, 2025, the Company entered into a services agreement with Successful Life SAS, a company owned by Jean Mariani, a director of the Company. Under this agreement, Successful Life SAS provides interim Chief Medical Officer (CMO) services. This agreement constitutes a related-party agreement within the meaning of Article L.225-38 of the French Commercial Code.

The agreement was initially entered into for a term of four months and was subsequently extended until December 31, 2025, pursuant to a first amendment. It may be further extended by amendment. The agreement was approved by the Board of Directors on March 20, 2025. The agreement provides for a monthly fee of €8,000 (excluding VAT) based on two days per week (subject to adjustment depending on the Company's requirements), together with reimbursement of expenses and disbursements upon presentation of supporting documentation.

During 2025, the Company paid €102 thousand under this agreement.

Note 19 : Off-Balance Sheet Commitments

19.1 Retirement Termination Benefits

The obligations calculated in respect of retirement termination benefits are as follows:

RETIREMENT TERMINATION BENEFITS (amounts in thousands of euros)	12/31/2025	12/31/2024
Retirement commitments amount	168	238

The change in the provision between 2024 and 2025 is related to the evolution of actuarial assumptions, as follows:

ACTUARIAL ASSUMPTIONS	12/31/2025	12/31/2024
	Manager	Manager
Retirement age	Voluntary retirement between the ages of 65 and 67	
Collective bargaining agreements	Pharmaceutical industry	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	4,04%	3,35%
Mortality table	INSEE 2024	INSEE 2024
Salary increase rate	2,0%	2,0%
Turnover rate	Moyen	Moyen
Social security contribution rates for Executives	55%	48%

19.2 Commercial Leases

Real Estate Leases

The Company rents 285 m² of office space within Silver Innov in Ivry/Seine for an annual rent of €66 thousand, excluding taxes.

Place	Property leases	Effective start date of the lease	Lease end date	Rental charges excluding charges as of 12/31/2025	Commitment until the next cancellation period		
					Less than 1 year	Between 1 and 5 years	More than 5 years
IVRY	SILVER'INNOV	01/07/2025	30/06/2027	66	66	-	-

19.3 Commitments Related to Financial Debt

Commitments Given (in thousands of euros)

Loan	Commitments Given	Nominal	Outstanding Amount as of 12/31/2025
Repayable advance from BPI – 'Sarcob' project"	The agreement provides for the payment of an annual repayment installment starting on January 1, 2016, and no later than March 31 of each year, corresponding to 40% of the net revenue (excluding taxes) from the assignment or licensing of patents or know-how received during the previous calendar year, when such assignments or licenses relate to all or part of the results of the supported program. It also applies to 40% of the net revenue generated from the commercialization, including the sale to third parties or use by the beneficiary for its own needs, of prototypes, pre-series, or models developed under the supported program. Amounts due will be applied as a priority and proportionally against the final installment due to BPI. The application of this repayment mechanism will not result in the company paying an amount greater than the aid received.	260	0
Repayable advance from BPI France – "BIO 101"	The agreement provides for the payment of an annual repayment installment starting on January 1, 2018, and no later than March 31 of each year until September 30, 2023, corresponding to: 35.81% of the net revenue (excluding taxes) from the assignment or licensing of patents or know-how received during the previous calendar year, when such assignments or licenses relate to all or part of the results of the supported program, and 35.81% of the net revenue (excluding taxes) generated from the commercialization, including sales to third parties or use by the beneficiary for its own needs, of prototypes, pre-series, or models developed under the supported program. Amounts due will be applied as a priority and proportionally against the final installment due to BPI. The application of this repayment mechanism shall not result in the company paying an amount greater than the aid received.	1 100	495

19.4 Commitments Given in Relation to the Exploitation of Industrial Property

Commitments Given

Agreements on the Exploitatio n of Industrial Property	Commitments Given
SARCOB commercialization agreement – SATT Lutech Agreements dated January 1, 2016, as amended by the addenda dated April 2, 2019,	This agreement covers patent families S1 through S9. The consideration payable by the Company is as follows: Beginning the year following the first market launch of a product, and in any event no later than 2023, the Company shall pay a minimum guaranteed amount of €40,000, which will be deducted from the annual royalties owed to SATT Lutech. With respect to direct exploitation, the agreement provides for a single-digit annual royalty based on net sales, distinguishing between the sales of nutraceutical and medicinal

November 6, 2020, and December 17, 2020.	products. For indirect exploitation, the agreement provides for a double-digit annual royalty, calculated on license revenues, and distinguishes: (i) between nutraceutical product sales (double-digit royalty rate) and medicinal products (single- or double-digit royalty rate), and (ii) the development phase (Phase 1, 2, or 3) at the time the license agreement is signed. Royalty payments will cease upon the expiration of the agreement.
MACULIA Commercialization Agreement – SATT Lutech Agreement dated January 1, 2016, as amended by the addendum dated December 17, 2020.	This agreement covers patent families M1 through M4. The consideration payable by the Company is as follows: first, in the year following the first commercialization of a product, and in any case no later than 2020, the Company will pay a guaranteed minimum amount of €15,000. Similarly, the Company will pay a guaranteed minimum royalty of €50,000 starting from the market launch of a medicinal product, and in any case no later than 2026. These amounts will be deducted from the annual royalties owed to SATT Lutech. In this respect, for direct exploitation, the agreement provides for a single-digit annual royalty rate based on net sales revenue, distinguishing between sales of nutraceutical and medicinal products. For indirect exploitation, the agreement provides for a double-digit annual royalty rate, calculated on licensing revenues, distinguishing (i) between sales of nutraceutical products (double-digit royalty rate) and medicinal products (single- or double-digit royalty rate), and (ii) based on the development phase (Phase 1, 2, or 3) at the time of signing the license agreement. Royalty payments will cease upon the termination of the agreement.

19.5 <u>Other Commitments Given</u>

As provided under the terms of the venture loan agreements entered into with Kreos on September 10, 2018 (see Note 12.1) and November 19, 2021 (see Note 12.1), the Company granted a pledge over its assets (including a portion of its intellectual property) in favor of Kreos.

Note 20 : Headcount

The average headcount at Biophytis over the past two fiscal years is as follows :

AVERAGE HEADCOUNT	Exercice 2025	Exercice 2024
Managers	16,0	18,1
TOTAL	**16,0**	**18,1**

Note 21 : List of Subsidiaries and Investments

LIST OF SUBSIDIARIES AND INVESTMENTS (amounts in thousands of euros)	Stockholders' equity			Percentage of Share Capital Held	Book Value of Shares Held		Loans and Advances Granted by the Company (Gross amount)	Profit or Loss for the latest Fiscal Year	Dividends received by the Company during the financial year	Observations
	Local		€		Gross	Net				
INSTITUTO BIOPHYTIS DO BRASIL (Brésil)	(4 411)	BRL	(690)	94,6%	295	-	(30)	(38)	-	Receivables of 695 K€ fully written off
BIOPHYTIS INC (Etats-Unis)	(2 047)	USD	(1 742)	100%	1	-	(82)	(95)	-	Receivables of1 755 K€ fully written off

Note 22 : Audit fees

Amount excl. VAT in thousands of euros	12/31/2025		12/31/2024	
	GRANT THORNTON	KPMG	GRANT THORNTON	KPMG
Audit fees	32	48	49	200
Audit-related fees				
Sub-total	**32**	**48**	**49**	**200**
Other professional services				
- Tax fees				
- Other				
Sub-total	**-**	**-**	**-**	**-**
TOTAL	**32**	**48**	**49**	**200**

4. AUDIT OF FINANCIAL INFORMATION

Auditors' report on the annual financial statements for the year ended December 31 2025

KPMG SA
Tour EQHO
2 avenue Gambetta
CS 60055
92066 Paris La Défense Cedex

GRANT THORNTON
29 rue du Pont
92200 Neuilly-Sur-Seine

BIOPHYTIS S.A.

Rapport des commissaires aux comptes sur les comptes annuels

Exercice clos le 31 décembre 2025
BIOPHYTIS S.A.
14 avenue de l'Opéra - 75001 Paris

KPMG SA
Tour EQHO
2 avenue Gambetta
CS 60055
92066 Paris La Défense Cedex

GRANT THORNTON
29 rue du Pont
92200 Neuilly-Sur-Seine

BIOPHYTIS S.A.

14 avenue de l'Opéra - 75001 Paris

Rapport des commissaires aux comptes sur les comptes annuels

Exercice clos le 31 décembre 2025

À l'Assemblée générale de la société Biophytis S.A.,

Impossibilité de certifier

En exécution de la mission qui nous a été confiée par l'assemblée générale, il nous appartient d'effectuer l'audit des comptes annuels de la société Biophytis S.A. relatifs à l'exercice clos le 31 décembre 2025, tels qu'ils sont joints au présent rapport.

Nous sommes dans l'impossibilité de certifier que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice. En effet, en raison de l'importance des points décrits dans la partie "Fondement de l'impossibilité de certifier", nous n'avons pas été en mesure de collecter les éléments suffisants et appropriés pour fonder une opinion d'audit sur ces comptes.

Fondement de l'impossibilité de certifier

Comme indiqué au paragraphe « Continuité d'exploitation » de la note 2.1 « Principes d'établissement des comptes » de l'annexe, au regard des opérations, plans et hypothèses examinés par le Conseil d'administration le 24 juillet 2026, la Société estime pouvoir financer ses activités jusqu'au mois de septembre 2026, sous réserve notamment de la reprise de la cotation et de la mobilisation de la ligne obligataire Hexagon à la suite de cette reprise.

Au-delà de cette date, la poursuite de l'activité dépendrait de la réalisation de financements complémentaires, incluant la mobilisation de ressources additionnelles au titre de la ligne Hexagon, de la concrétisation d'opérations de financement ou de partenariat, ainsi que du maintien des accords conclus ou en cours de discussion avec les créanciers.

A ce jour, aucun élément définitif d'appréciation ne permet de prévoir l'issue des démarches relatives aux financements complémentaires et aux accords conclus ou en cours de discussion avec les créanciers, tandis que la capacité de conclure de nouveaux partenariats ou d'obtenir de nouveaux financements n'est pas sous le contrôle direct de la Société. Il résulte de cette situation une incertitude significative susceptible de mettre en cause la continuité d'exploitation. Le dénouement défavorable de ces démarches pourrait remettre en cause l'image que les comptes donnent des résultats, de la situation financière ou du patrimoine de la société, à la clôture de l'exercice.

Par ailleurs, comme indiqué en note 7 de l'annexe, la société a procédé au remboursement en actions de 300 obligations simples d'une valeur nominale unitaire de 1 000 euros détenues par Hexagon Capital Fund, soit un montant total de 300 K€, donnant lieu à trois augmentations de capital et à la création de 3 582 806 actions.

Deux de ces augmentations de capital, pour un montant cumulé de 194 426,80 euros, ont été effectuées sur le fondement d'une délégation de compétence expirée. Les critères de comptabilisation de ces opérations n'étant pas respectés, les capitaux propres sont surévalués de 194 426,80 euros au 31 décembre 2025 et les dettes sont sous-évaluées du même montant.

Observation

Nous attirons votre attention sur les incidences de la première application du règlement ANC n°2022-06 exposées dans l'annexe des comptes annuels.

Justification des appréciations

En application des dispositions des articles L.821-53 et R.821-180 du code de commerce relatives à la justification de nos appréciations, nous vous informons que nous ne formulons pas d'appréciation complémentaire aux points décrits dans la partie "Fondement de l'impossibilité de certifier".

Vérifications spécifiques

Nous avons également procédé, conformément aux normes d'exercice professionnel applicables en France, aux vérifications spécifiques prévues par les textes légaux et réglementaires.

La sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les autres documents sur la situation financière et les comptes annuels adressés aux actionnaires appellent de notre part les mêmes constatations que celles formulées dans la partie "Fondement de l'impossibilité de certifier".

Le rapport de gestion appelle par ailleurs l'observation suivante de notre part : la ventilation par tranches de retard des factures reçues et émises non réglées à la date de clôture, établie sur la base des dates de facturation et non des dates d'échéance, ne respecte pas les modalités de calcul prévues par l'article D. 441-4 du code de commerce.

Rapport sur le gouvernement d'entreprise

Nous attestons de l'existence, dans le rapport du conseil d'administration sur le gouvernement d'entreprise, des informations requises par l'article L.225-37-4 du code de commerce.

Autres informations

En application de la loi, nous nous sommes assurés que les diverses informations relatives à l'identité des détenteurs du capital ou des droits de vote vous ont été communiquées dans le rapport de gestion.

Responsabilités de la direction et des personnes constituant le gouvernement d'entreprise relatives aux comptes annuels

Il appartient à la direction d'établir des comptes annuels présentant une image fidèle conformément aux règles et principes comptables français ainsi que de mettre en place le contrôle interne qu'elle estime nécessaire à l'établissement de comptes annuels ne comportant pas d'anomalies significatives, que celles-ci proviennent de fraudes ou résultent d'erreurs.

Lors de l'établissement des comptes annuels, il incombe à la direction d'évaluer la capacité de la société à poursuivre son exploitation, de présenter dans ces comptes, le cas échéant, les informations nécessaires relatives à la continuité d'exploitation et d'appliquer la convention comptable de continuité d'exploitation, sauf s'il est prévu de liquider la société ou de cesser son activité.

Les comptes annuels ont été arrêtés par le conseil d'administration.

Responsabilités du commissaire aux comptes relatives à l'audit des comptes annuels

Il nous appartient d'effectuer un audit selon les normes d'exercice professionnel applicables en France et d'établir un rapport sur les comptes annuels.

Nous avons réalisé notre mission dans le respect des règles d'indépendance prévues par le code de commerce et par le code de déontologie de la profession de commissaire aux comptes, sur la période du 1er janvier 2025 à la date d'émission de notre rapport.

Les commissaires aux comptes

Paris La Défense, le 29 juillet 2026	Neuilly-sur-Seine, le 29 juillet 2026
KPMG SA	Grant Thornton
	Olivier BOCHET 2026.07.29 14:49:17 +02'00'
Renaud Cambet	Olivier Bochet
Associé	Associé